                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)


                             PACIFIC TELECOM, INC.
______________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, par value $.01
______________________________________________________________________________
                        (Title of Class of Securities)


                                  694876 10 3
                   ________________________________________
                                (CUSIP Number)


                              Richard T. O'Brien
                           PacifiCorp Holdings, Inc.
                         700 NE Multnomah, Suite 1600
                         Portland, Oregon  97232-4116
                           Telephone: (503) 731-2070
______________________________________________________________________________
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               November 1, 1994
                   ________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

                                 SCHEDULE 13D
                                 ____________



CUSIP No. 694876 10 3

 1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person:  PacifiCorp Holdings, Inc. (formerly Inner PacifiCorp, Inc.)
              ___________________________________________________________
     93-0866672.
     __________

 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [  ]
     (b)  [  ]

 3)  SEC Use Only ____________________________________________________________

 4)  Source of Funds                  BK
                     _________________________________________________________

 5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

 6)  Citizenship or Place of Organization                     Delaware
                                          ____________________________________

     Number of Shares     7)  Sole Voting Power                      0
     Beneficially                               ______________________________
     Owned by Each
     Reporting            8)  Shared Voting Power           34,325,181
     Person With                                 _____________________________

                          9)  Sole Dispositive Power                 0
                                                    __________________________

                         10)  Shared Dispositive Power      34,325,181
                                                        ______________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  34,325,181
                                                                  ____________

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)  Percent of Class Represented by Amount in Row (11)         86.6%
                                                        ______________________

14)  Type of Reporting Person (See Instructions)     CO
                                                 _____________________________

                                 SCHEDULE 13D
                                 ____________



CUSIP No. 694876 10 3

 1)  Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
     Person:  PacifiCorp 93-0246090.
              ______________________

 2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [  ]
     (b)  [  ]

 3)  SEC Use Only ____________________________________________________________

 4)  Source of Funds            Not applicable.
                     _________________________________________________________

 5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

 6)  Citizenship or Place of Organization                      Oregon
                                          ____________________________________

     Number of Shares     7)  Sole Voting Power                      0
     Beneficially                               ______________________________
     Owned by Each
     Reporting            8)  Shared Voting Power           34,325,181
     Person With                                 _____________________________

                          9)  Sole Dispositive Power                 0
                                                    __________________________

                         10)  Shared Dispositive Power      34,325,181
                                                        ______________________


11)  Aggregate Amount Beneficially Owned by Each Reporting Person  34,325,181
                                                                  ____________

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)  Percent of Class Represented by Amount in Row (11)        86.6%
                                                        ______________________

14)  Type of Reporting Person (See Instructions)     CO
                                                 _____________________________

                           PACIFICORP HOLDINGS, INC.
                           _________________________

                              AMENDMENT NO. 17 TO
                                 SCHEDULE 13D
                                 ____________


Item 1.     Security and Issuer.
______      ___________________

            PacifiCorp Holdings, Inc. (formerly Inner PacifiCorp, Inc.), a Delaware corporation ("PacifiCorp Holdings"), amends its statement on Schedule 13D (as previously amended, "Statement") pertaining to the Common Stock, no par value ("Common Stock"), of Pacific Telecom, Inc., a Washington corporation ("PTI"). This Amendment No. 17 ("Amendment") amends the Statement to report a proposal by PacifiCorp Holdings to acquire the minority interest of PTI. PacifiCorp, an Oregon corporation ("PacifiCorp"), which owns 100 percent of the outstanding voting securities of PacifiCorp Holdings, joins in this filing.

Item 2.     Identity and Background.
______      _______________________

            The information set forth below amends and restates the information included under Item 2 of the Statement.

            PacifiCorp Holdings owns approximately 87% of PTI and 100% of PacifiCorp Financial Services, Inc. ("PFS"). These ownership interests are the primary assets of PacifiCorp Holdings. PTI, through its subsidiaries, provides local telephone service and access to the long distance network in Alaska, seven other western states and three midwestern states, provides intrastate and interstate long distance communication services in Alaska, provides cellular mobile telephone services and is engaged in sales of capacity in and operation of a submarine fiber-optic cable between the U.S. and Japan. PFS plans to sell substantial portions of its loan, leasing and real estate investments over the next several years.

            PacifiCorp Holdings is a wholly owned subsidiary of PacifiCorp, an electric utility that conducts a retail electric utility business through two divisions, Pacific Power & Light Company ("Pacific Power") and Utah Power & Light Company ("Utah Power"), and engages in power production and sales on a wholesale basis under the name PacifiCorp. Pacific Power and Utah Power furnish electric service in portions of seven western states: California, Idaho, Montana, Oregon, Utah, Washington and Wyoming. The principal executive offices of PacifiCorp and PacifiCorp Holdings are located at 700 NE Multnomah, Suite 1600, Portland, Oregon 97232-4116.

            For a current list of the executive officers and directors of PacifiCorp Holdings and PacifiCorp, along with the other information required to be furnished with respect to such executive officers and directors under this Item 2, see Exhibit 1, which is incorporated herein by reference.

            Neither PacifiCorp Holdings nor PacifiCorp has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
______      _________________________________________________


            The Company presently plans to finance the proposed acquisition by borrowing some or all of the required funds under the $500,000,000 Credit Agreement (the "Credit Agreement") dated September 30, 1993 among the Company, the banks listed therein, Bank of America National Trust and Savings Association, as Co-Agent and Morgan Guaranty Trust Company of New York, as Agent, a copy of which is attached hereto as Exhibit 3. The Company may need
                                             _________
to obtain consents or waivers under the Credit Agreement with respect to certain borrowing restrictions.

Item 4.     Purpose of Transaction.
______      ______________________


            On November 1, 1994, the Board of Directors of PacifiCorp Holdings approved a proposal to acquire the 13% publicly held minority interest of PTI for $28.00 per share.

            Under the terms of the proposal, a newly formed wholly owned subsidiary of Pacific Holdings ("Newco") would merge into PTI and the holders of the approximately 5.3 million shares of common stock of PTI not held by PacifiCorp Holdings would receive cash in the amount of $28.00 in exchange for each share of Common Stock. As a result of the merger, Pacific Telecom would become a wholly owned subsidiary of PTI.

            The merger requires approval by the directors of PTI, a majority of whom are not affiliated with PacifiCorp. The merger also requires a vote by the shareholders of PTI, but because PacifiCorp Holdings intends to vote its shares in favor of the merger this approval is assured. In addition, the transaction is subject to the preparation and execution of definitive agreements, the receipt of regulatory approvals and third-party consents, and other conditions customary in such transactions.

Item 5.     Interest in Securities of the Issuer.
______      ____________________________________

            The information set forth below amends and restates the information included under Item 5 of the Statement:

            (a) - (b) The aggregate number of shares of Common Stock beneficially owned by the persons named in response to Item 2, and the number of shares of Common Stock with respect to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on Exhibit 2, which is incorporated herein by
                                  _________
reference.  Except as described in Exhibit 2, neither PacifiCorp Holdings,
                                   _________
PacifiCorp, nor, to the knowledge of PacifiCorp Holdings or PacifiCorp, any director or officer of either of them is the beneficial owner of any Common Stock.

            (c) Information regarding transactions in shares of Common Stock within the past 60 days by the persons named in response to Item 2 is set forth on Exhibit 2. Except as described in Exhibit 2, neither PacifiCorp
         _________                          _________
Holdings, PacifiCorp nor, to the knowledge of PacifiCorp Holdings, any director or officer of either of them has bought or sold or otherwise effected any transactions in shares of the Common Stock during the past 60 days.

            (d) - (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
______      ________________________________________________________
            with Respect to Securities of the Issuer.
            ________________________________________

            The persons named under Item 2 are not parties to any contract, arrangement, or understanding with respect to securities of PTI.

Item 7.     Material to be Filed as Exhibits.
______      ________________________________

            Exhibit 1, Directors and officers of corporations named in Item 2.

            Exhibit 2, Interests in Securities of PTI.

            Exhibit 3, $500,000,000 Credit Agreement dated as of September 30, 1993 among PacifiCorp Holdings, Inc., the Banks listed therein, Bank of America National Trust and Savings Association, as Co-Agent and Morgan Guaranty Trust Company of New York, as Agent.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            DATED this 10th day of November, 1994.


                                    PACIFICORP HOLDINGS, INC.



                                    By   RICHARD T. O'BRIEN
                                        ______________________________________
                                         Richard T. O'Brien
                                         Senior Vice President


          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
         ____________________________________________________________

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            DATED this 10th day of November, 1994.


                                    PACIFICORP



                                    By   RICHARD T. O'BRIEN
                                        ______________________________________
                                         Richard T. O'Brien
                                         Vice President


          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
         ____________________________________________________________

                                 EXHIBIT INDEX


Exhibit No.       Description                                         Page No.
___________       ___________                                         ________

  1. Directors and Executive Officers of Corporations named in Item 2.

  2.              Interests in Securities of Pacific Telecom, Inc.

  3. $500,000,000 Credit Agreement dated as of September 30, 1993 among PacifiCorp Holdings, Inc., the Banks listed therein, Bank of America National Trust and Savings Association, as Co-Agent and Morgan Guaranty Trust Company of New York, as Agent.

                                                                     Exhibit 1



                       DIRECTORS AND EXECUTIVE OFFICERS
                  OF PACIFICORP HOLDINGS, INC. and PACIFICORP

            (Note:  footnote (*) appears at end of this Exhibit 1)



          The directors and executive officers of PacifiCorp Holdings, Inc. and PacifiCorp are as follows:

                                 PACIFICORP HOLDINGS, INC.
Name                    Title                       Principal Occupation
____                    _____                       ____________________

William J. Glasgow      Director, President &       Senior Vice President and CFO of
                        Chief Executive Officer     PacifiCorp, a diversified electric
                                                    utility with offices at 700 NE
                                                    Multnomah, Suite 1600, Portland,
                                                    Oregon 97232; President and Chief
                                                    Executive Officer of PacifiCorp
                                                    Holdings, Inc., a holding company for
                                                    the telecommunications, financial
                                                    services and miscellaneous nonutility
                                                    subsidiaries of PacifiCorp, with
                                                    offices at 700 NE Multnomah, Suite
                                                    1600, Portland, Oregon 97232

A.M. Gleason            Director                    Vice Chairman of Board of Directors
                                                    of PacifiCorp*

C. Todd Conover         Director                    General Manager, Finance Industry
                                                    Group, Tandem Computers Incorporated,
                                                    19191 Vallco Parkway, LOC 4-57,
                                                    Cupertino, California 95014

Nolan E. Karras         Director                    Owner of Investment Management &
                                                    Research, Inc., an investment
                                                    advisory firm with offices at 4695
                                                    South 1900 West #3, Roy, Utah  84067

Frederick W. Buckman    Director                    President and Chief Executive Officer
                                                    of PacifiCorp*

William E. Peressini    Treasurer                   Treasurer of PacifiCorp*; Treasurer
                                                    of PacifiCorp Holdings, Inc.*

                                             1

Name                    Title                       Principal Occupation
____                    _____                       ____________________

Michael C. Henderson    Senior Vice President       Senior Vice President of PacifiCorp
                                                    Holdings, Inc.*; Director & President
                                                    of PacifiCorp Financial Services,
                                                    Inc.*, a financial services company
                                                    with offices at 825 NE Multnomah,
                                                    Suite 775, Portland, Oregon 97232

Richard T. O'Brien      Senior Vice President       Vice President of PacifiCorp*;
                                                    Senior Vice President of PacifiCorp
                                                    Holdings, Inc.*

Daniel L. Spalding      Senior Vice President       Senior Vice President of PacifiCorp*;
                                                    Senior Vice President of PacifiCorp
                                                    Holdings, Inc.*

Sally A. Nofziger       Secretary                   Vice President and Corporate
                                                    Secretary of PacifiCorp*; Secretary
                                                    of PacifiCorp Holdings, Inc.*

Jacqueline S. Bell      Controller                  Controller of PacifiCorp*; Controller
                                                    of PacifiCorp Holdings, Inc.*

          All of the directors and executive officers of Pacific Holdings, Inc. are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                        PACIFICORP
                                        __________
Name                    Title                       Principal Occupation
____                    _____                       ____________________

Richard C. Edgley       Director                    Member of Presiding Bishopric, The
                                                    Church of Jesus Christ of Latter-day
                                                    Saints, 50 East North Temple, 18th
                                                    Floor, Salt Lake City, Utah  84150

Frederick W. Buckman    Member of Corporate         President and Chief Executive
                        Policy Group, Director      Officer of PacifiCorp*
                        and President & Chief
                        Executive Officer

A.M. Gleason            Director and Vice           Vice Chairman of the Board of
                        Chairman of the Board       PacifiCorp*

                                             2

Name                    Title                       Principal Occupation
____                    _____                       ____________________

C.M. Bishop, Jr.        Director                    Vice-Chairman, Pendleton Woolen
                                                    Mills, a manufacturer of woolen
                                                    articles with offices at P.O. Box
                                                    3030, Portland, Oregon  97208

Kathryn A. Braun        Director                    Executive Vice President, Western
                                                    Digital Corporation, 8105 Irvine
                                                    Center Drive, Irvine, CA  92718

C. Todd Conover         Director                    General Manager, Finance Industry
                                                    Group, Tandem Computers Incorporated,
                                                    19191 Vallco Parkway, LOC 4-57,
                                                    Cupertino, California 95014

John C. Hampton         Director                    Chairman and Chief Executive Officer
                                                    of Hampton Resources, Inc., a forest
                                                    products company with offices at
                                                    Suite 400, 9400 SW Barnes Rd.,
                                                    Portland, Oregon  97225

Nolan E. Karras         Director                    Owner of Investment Management &
                                                    Research, Inc., an investment
                                                    advisory firm with offices at 4695
                                                    South 1900 West #3, Roy, Utah  84067

Keith R. McKennon       Director and Chairman       Chairman of the Board of
                        of the Board of Directors   PacifiCorp*

Robert G. Miller        Director                    Chairman of the Board and Chief
                                                    Executive Officer of Fred Meyer,
                                                    Inc., a retail merchandising chain,
                                                    with offices at 3800 SE 22nd,
                                                    Portland, Oregon  97202

Verl R. Topham          Director, Senior Vice       Senior Vice President and
                        President and General       General Counsel of PacifiCorp*
                        Counsel of PacifiCorp

Don M. Wheeler          Director                    President and General Manager,
                                                    Wheeler Machinery Company, an
                                                    equipment sales, repair and service
                                                    firm with offices at 4901 West 2100
                                                    South, Salt Lake City, Utah  84120

Nancy Wilgenbusch       Director                    President, Marylhurst College,
                                                    Marylhurst, Oregon, 97036

Paul G. Lorenzini       Member of Corporate         Senior Vice President of
                        Policy Group and Senior     PacifiCorp*
                        Vice President of PacifiCorp

                                             3

Name                    Title                       Principal Occupation
____                    _____                       ____________________

Charles E. Robinson     Member of Corporate         Chairman, President and Chief
                        Policy Group                Executive Officer of Pacific Telecom,
                                                    Inc., a telecommunications holding
                                                    company with offices at 805 Broadway,
                                                    P.O. Box 9901, Vancouver, Washington
                                                    98668

William J. Glasgow      Member of Corporate         Senior Vice President and CFO of
                        Policy Group, Senior        PacifiCorp*; Director, President
                        Vice President and          and Chief Executive Officer of
                        Chief Financial Officer     PacifiCorp Holdings, Inc.*

John A. Bohling         Senior Vice President       Senior Vice President of PacifiCorp*

Daniel L. Spalding      Senior Vice President       Senior Vice President of PacifiCorp*;
                                                    Senior Vice President of PacifiCorp
                                                    Holdings, Inc.*

Shelley R. Faigle       Senior Vice President       Senior Vice President of PacifiCorp*

Robert F. Lanz          Vice President              Vice President of PacifiCorp*

Sally A. Nofziger       Vice President &            Vice President and Corporate
                        Corporate Secretary         Secretary of PacifiCorp*; Secretary
                                                    of PacifiCorp Holdings, Inc.*

Thomas J. Imeson        Vice President              Vice President of PacifiCorp*

Dennis P. Steinberg     Vice President              Vice President of PacifiCorp*

Richard T. O'Brien      Vice President              Vice President of PacifiCorp*;
                                                    Senior Vice President of PacifiCorp
                                                    Holdings, Inc.*

William E. Peressini    Treasurer                   Treasurer of PacifiCorp*; Treasurer
                                                    of PacifiCorp Holdings, Inc.*

Jacqueline S. Bell      Controller                  Controller of PacifiCorp*; Controller
                                                    of PacifiCorp Holdings, Inc.*

John E. Mooney          Executive Vice President    Executive Vice President of Utah
                        of Utah Power & Light       Power & Light Company, a
                        Company                     division of PacifiCorp with offices
                                                    at One Utah Center, Suite 2100,
                                                    201 South Main, Salt Lake City,
                                                    Utah  84140

                                             4

Name                    Title                       Principal Occupation
____                    _____                       ____________________

Diana E. Snowden        Senior Vice President       Senior Vice President of Pacific
                        of Pacific Power & Light    Power & Light Company*
                        Company

          All of the directors and executive officers of PacifiCorp are U.S. citizens. The business address of each individual listed above is the address shown for the individual's principal occupation. None of the individuals listed has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



__________________________
[FN]
     * The principal business and address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this Exhibit 1.
                                                  _________
[/FN]

                                                                     EXHIBIT 2


                          INTERESTS IN SECURITIES OF
                             PACIFIC TELECOM, INC.


        The beneficial ownership interests of PacifiCorp Holdings, PacifiCorp and the directors and officers of each of them as of September 30, 1994 are described below. The percentages are calculated on the basis of 39,613,440 shares of Common Stock outstanding as of September 30, 1994.

                           PacifiCorp Holdings, Inc.
                           _________________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote                     0                 0%
or Direct the Vote

Shared Power to Vote          34,325,181              86.6%
or Direct the Vote

Sole Power to Dispose or               0                 0%
to Direct the Disposition

Shared Power to Dispose or    34,325,181              86.6%
to Direct the Disposal



Total Beneficially Owned      34,325,181              86.6%


PacifiCorp Holdings has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

                                  PacifiCorp
                                  __________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote                     0                 0%
or Direct the Vote

Shared Power to Vote          34,325,181              86.6%
or Direct the Vote

Sole Power to Dispose or               0                 0%
to Direct the Disposition

Shared Power to Dispose or    34,325,181              86.6%
to Direct the Disposal



Total Beneficially Owned      34,325,181              86.6%


PacifiCorp has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

                              William J. Glasgow
                              __________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote               385.256                  *
or Direct the Vote

Shared Power to Vote               1,000                  *
or Direct the Vote

Sole Power to Dispose or         385.256                  *
to Direct the Disposition

Shared Power to Dispose or         1,000                  *
to Direct the Disposal



Total Beneficially Owned       1,385.256                  *


Mr. Glasgow has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                                 A.M. Gleason
                                 ____________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote             38,663.78                  *
or Direct the Vote

Shared Power to Vote            5,450**                   *
or Direct the Vote

Sole Power to Dispose or       38,663.78                  *
to Direct the Disposition

Shared Power to Dispose or      5,450**                   *
to Direct the Disposal



Total Beneficially Owned     44,113.78**                  *


Mr. Gleason has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

 *Less than 1 percent

**Includes 2,739 shares held by Mr. Gleason's wife as to which Mr. Gleason disclaims beneficial ownership.

                                Robert F. Lanz
                                ______________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote            2,172.4406                  *
or Direct the Vote

Shared Power to Vote                   0                 0%
or Direct the Vote

Sole Power to Dispose or      2,172.4406                  *
to Direct the Disposition

Shared Power to Dispose or             0                 0%
to Direct the Disposal



Total Beneficially Owned      2,172.4406                  *


Mr. Lanz has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                              Charles E. Robinson
                              ___________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote           71,921.6987                  *
or Direct the Vote

Shared Power to Vote                   0                 0%
or Direct the Vote

Sole Power to Dispose or     71,921.6987                  *
to Direct the Disposition

Shared Power to Dispose or             0                 0%
to Direct the Disposal



Total Beneficially Owned     71,921.6987                  *


Mr. Robinson has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                               Diana E. Snowden
                               ________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote            2,107.3348                  *
or Direct the Vote

Shared Power to Vote                   0                 0%
or Direct the Vote

Sole Power to Dispose or      2,107.3348                  *
to Direct the Disposition

Shared Power to Dispose or             0                 0%
to Direct the Disposal



Total Beneficially Owned      2,107.3348                  *


Ms. Snowden has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                               Nancy Wilgenbusch
                               _________________


Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote                 2,711                  *
or Direct the Vote

Shared Power to Vote                   0                 0%
or Direct the Vote

Sole Power to Dispose or           2,711                  *
to Direct the Disposition

Shared Power to Dispose or             0                 0%
to Direct the Disposal



Total Beneficially Owned           2,711                  *


Dr. Wilgenbusch has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                              Dennis P. Steinberg
                              ___________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________


Sole Power to Vote                 1,130                  *
or Direct the Vote

Shared Power to Vote                   0                 0%
or Direct the Vote

Sole Power to Dispose or           1,130                  *
to Direct the Disposition

Shared Power to Dispose or             0                 0%
to Direct the Disposal



Total Beneficially Owned           1,130                  *


Mr. Steinberg has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                               Thomas J. Imeson
                               ________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote              284.1789                  *
or Direct the Vote

Shared Power to Vote                   0                 0%
or Direct the Vote

Sole Power to Dispose or        284.1789                  *
to Direct the Disposition

Shared Power to Dispose or             0                 0%
to Direct the Disposal



Total Beneficially Owned        284.1789                  *


Mr. Imeson has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                             William E. Peressini
                             ____________________

Nature of                        Number of     Percent of Total Number
Ownership                         Shares        of Outstanding Shares
_________                      ____________   _________________________

Sole Power to Vote            1,809.1891                  *
or Direct the Vote

Shared Power to Vote                 200                  *
or Direct the Vote

Sole Power to Dispose or      1,809.1891                  *
to Direct the Disposition

Shared Power to Dispose or           200                  *
to Direct the Disposal



Total Beneficially Owned      2,009.1891                  *


Mr. Peressini has not bought or sold or otherwise effected any transactions in shares of Common Stock during the past 60 days.

__________________

*Less than 1 percent

                                                 EXHIBIT 3


                        $500,000,000

                      CREDIT AGREEMENT

                         dated as of


                     September 30, 1993


                            among


                  PacifiCorp Holdings, Inc.

                   The Banks Listed Herein

         Bank of America National Trust and Savings
                  Association, as Co-Agent


                             and


         Morgan Guaranty Trust Company of New York,
                          as Agent

                     TABLE OF CONTENTS*


                                                        Page
                                                        ----


                          ARTICLE I
                         DEFINITIONS


SECTION 1.01   Definitions . . . . . . . . . . . . .      1
        1.02   Accounting Terms and Determinations .     29
        1.03   Types of Borrowings . . . . . . . . .     30

                         ARTICLE II
                         THE CREDITS

SECTION 2.01   Commitments to Lend . . . . . . . . .     30
        2.02   Notice of Committed Borrowing . . . .     31
        2.03   Money Market Borrowings . . . . . . .     32
        2.04   Notice to Banks; Funding of Loans . .     36
        2.05   Notes . . . . . . . . . . . . . . . .     37
        2.06   Maturity of Loans . . . . . . . . . .     38
        2.07   Interest Rates. . . . . . . . . . . .     38
        2.08   Fees. . . . . . . . . . . . . . . . .     42
        2.09   Reduction of Commitments. . . . . . .     44
        2.10   Mandatory Termination of
                Commitments. . . . . . . . . . . . .     46
        2.11   Optional Prepayments. . . . . . . . .     46
        2.12   General Provisions as
                to Payments. . . . . . . . . . . . .     46
        2.13   Funding Losses. . . . . . . . . . . .     47
        2.14   Computation of Interest and Fees. . .     48
        2.15   Letters of Credit . . . . . . . . . .     48
        2.16   Releases of Collateral. . . . . . . .     55


                         ARTICLE III
                         CONDITIONS

SECTION 3.01   Credit Extensions . . . . . . . . . .     57
        3.02   Conditions to Effectiveness . . . . .     58
        3.03.  Termination of Commitments
                under Existing Credit Agreements;
                Release of Existing Collateral . . .     60

__________________

* The Table of Contents is not a part of this Agreement.

                                                        Page
                                                        ----
                         ARTICLE IV
               REPRESENTATIONS AND WARRANTIES

SECTION 4.01   Corporate Existence and Power . . . .     61
        4.02   Corporate and Governmental
                Authorization; No Contravention. . .     61
        4.03   Binding Effect. . . . . . . . . . . .     62
        4.04   Financial Information . . . . . . . .     62
        4.05   Litigation. . . . . . . . . . . . . .     64
        4.06   Compliance with ERISA . . . . . . . .     64
        4.07   Taxes . . . . . . . . . . . . . . . .     64
        4.08   Subsidiaries. . . . . . . . . . . . .     64
        4.09   Regulation. . . . . . . . . . . . . .     65
        4.10   Environmental Matters . . . . . . . .     65
        4.11   Spring Creek Documents. . . . . . . .     65
        4.12   Original Pledged Stock; No
                Debt Instruments . . . . . . . . . .     65


                          ARTICLE V
                          COVENANTS

SECTION 5.01   Information . . . . . . . . . . . . .     66
        5.02   Consolidated Debt . . . . . . . . . .     69
        5.03   Interest Coverage . . . . . . . . . .     69
        5.04   Negative Pledge . . . . . . . . . . .     70
        5.05   Consolidations, Mergers and
                Sales of Assets. . . . . . . . . . .     70
        5.06   Restricted Stock Payments
                and Restricted Dividends . . . . . .     71
        5.07   Use of Proceeds . . . . . . . . . . .     72
        5.08   Investments in PFS; Guarantees of
                PFS Debt . . . . . . . . . . . . . .     72
        5.09   Debt of PFS . . . . . . . . . . . . .     73
        5.10   Other Senior Secured Obligations. . .     73
        5.11   Pledged Stock . . . . . . . . . . . .     73
        5.12   Spring Creek Documents. . . . . . . .     74
        5.13   Guarantees of Certain
                Hedging Agreements . . . . . . . . .     74


                         ARTICLE VI
                          DEFAULTS

SECTION 6.01   Events of Default . . . . . . . . . .     74
        6.02   Notice of Default . . . . . . . . . .     78
        6.03   Cash Cover. . . . . . . . . . . . . .     78

                                                        Page
                                                        ----
                         ARTICLE VII
                 THE AGENT AND THE CO-AGENT

SECTION 7.01   Appointment and Authorization . . . .     78
        7.02   Agent and Affiliates. . . . . . . . .     79
        7.03   Action by Agent . . . . . . . . . . .     79
        7.04   Consultation with Experts . . . . . .     79
        7.05   Liability of Agent. . . . . . . . . .     79
        7.06   Indemnification . . . . . . . . . . .     80
        7.07   Credit Decision . . . . . . . . . . .     80
        7.08   Successor Agent . . . . . . . . . . .     80
        7.09   Agent's Fees. . . . . . . . . . . . .     81
        7.10   Collateral Agent and the Co-Agent . .     81


                        ARTICLE VIII
                   CHANGE IN CIRCUMSTANCES

SECTION 8.01   Basis for Determining Interest
                Rate Inadequate or Unfair. . . . . .     81
        8.02   Illegality. . . . . . . . . . . . . .     82
        8.03   Increased Cost and Reduced Return . .     82
        8.04   Taxes . . . . . . . . . . . . . . . .     84
        8.05   Base Rate Loans Substituted for
                Affected Fixed Rate Loans. . . . . .     86
        8.06   Substitution of Bank. . . . . . . . .     87


                         ARTICLE IX
                        MISCELLANEOUS

SECTION 9.01   Notices . . . . . . . . . . . . . . .     87
        9.02   No Waivers. . . . . . . . . . . . . .     88
        9.03   Expenses; Indemnification . . . . . .     88
        9.04   Sharing of Set-Offs . . . . . . . . .     89
        9.05   Amendments and Waivers. . . . . . . .     89
        9.06   Successors and Assigns. . . . . . . .     90
        9.07   Confidentiality . . . . . . . . . . .     92
        9.08   Governing Law; Submission to
                Jurisdiction . . . . . . . . . . . .     93
        9.09   Counterparts; Integration . . . . . .     93


Schedule I -   Support Agreements with PFS

Schedule II-   Assets Contributed to PFS as of July 1, 1993

Exhibit A  -   Note

Exhibit B  -   Money Market Quote Request

Exhibit C  -   Invitation for Money Market Quotes

Exhibit D  -   Money Market Quote

Exhibit E  -   Assignment and Assumption Agreement

Exhibit F  -   Opinion of Counsel for the Borrower

Exhibit G  -   Opinion of Special New York Counsel
               for the Borrower

Exhibit H  -   Opinion of Special Counsel for
               the Agent

Exhibit I  -   Form of Tax Sharing Agreement

Exhibit J  -   Form of Security Agreement
               (with form of PCI Agreement
               attached as Exhibit A)

                      CREDIT AGREEMENT


          AGREEMENT dated as of September 30, 1993 among PACIFICORP HOLDINGS, INC., the BANKS listed on the signature pages hereof, BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION, as Co-agent, and MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Agent.

          WHEREAS, the Borrower desires to enter into a revolving credit facility under which both loans and letters of credit will be available to it on the terms and conditions provided herein;

          WHEREAS, the Borrower is securing its obligations under this Agreement and the Notes issued pursuant hereto as provided in a Security Agreement dated as of the date hereof;

          WHEREAS, the Borrower may from time to time request one or more of the Banks listed on the signature pages hereof to issue letters of credit hereunder and any such Bank that agrees to issue such a letter of credit will, upon the issuance thereof in accordance with the provisions hereof, become an "LC Issuing Bank" for purposes hereof; and

          WHEREAS, the Banks are willing to make loans to the Borrower and to participate in letters of credit issued by the LC Issuing Banks and the related reimbursement obligations of the Borrower, all on the terms and conditions provided herein;

          NOW, THEREFORE, the parties hereto agree as follows:


                          ARTICLE I

                         DEFINITIONS


          SECTION 1.01.  Definitions.  The following terms,
as used herein, have the following meanings:

          "Absolute Rate Auction" means a solicitation of Money Market Quotes setting forth Money Market Absolute
Rates pursuant to Section 2.03.

          "Additional Secured Obligation" means any obligation which the Borrower designates as an Additional

Secured Obligation pursuant to Section 18 of the Security
Agreement after the Effective Date.

          "Adjusted Available Cash Income" means Available
Cash Income less any amounts described in clause (iv) of the definition thereof.

          "Adjusted CD Rate" has the meaning set forth in
Section 2.07(b).

          "Adjusted Consolidated Debt" means at any date, without duplication and after intercompany eliminations among the Borrower and each of its Subsidiaries, the sum of
(i) the Debt of the Borrower (other than (a) Excluded ESOP
Debt, (b) Debt of PFS or any of its Subsidiaries which is Guaranteed by the Borrower and (c) Non-Recourse Debt), plus
(ii) the Borrower's Share of the Debt of each of its Restricted Subsidiaries (other than (a) Excluded ESOP Debt,
(b) Debt of PFS or any of its Subsidiaries which is Guaranteed by such Restricted Subsidiary and (c) Non-
Recourse Debt).

          "Adjusted London Interbank Offered Rate" has the meaning set forth in Section 2.07(c).

          "Adjusted Stockholder's Equity" means, at any date, the stockholder's equity of the Borrower less the book value of all equity investments of the Borrower and its Restricted Subsidiaries in Excluded Subsidiaries, all determined as of such date.

          "Administrative Questionnaire" means, with respect to each Bank, an administrative questionnaire in the form prepared by the Agent, duly completed by such Bank and submitted to the Agent (with a copy to the Borrower).

          "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person. A Person shall be deemed to control another Person if such first Person possesses directly or indirectly the power to direct, or cause the direction of, the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise.

          "Agent" means Morgan Guaranty Trust Company of New
York, in its capacity as agent for the Banks under this Agreement, and its successors in such capacity.

          "Aggregate Usage" means, at any time, the sum of
(i) the aggregate outstanding principal amount of the Loans at such time plus (ii) the aggregate outstanding amount of the LC Liabilities at such time.

          "Annualized Available Cash Income" means, at the end of any Fiscal Quarter ending on or before June 30, 1994, Available Cash Income calculated (A) with respect to the amounts referred to in clauses (i), (iv) and (v) of the definition of Available Cash Income, for the period of four consecutive Fiscal Quarters then ended and (B) with respect to the amounts referred to in clauses (ii) and (iii) of said definition, as follows:

          (I) at December 31, 1993, by multiplying the relevant amounts received during the Fiscal Quarter then ended by 4,

         (II)  at March 31, 1994, by multiplying the
     relevant amounts received during the two Fiscal
     Quarters then ended by 2, and

        (III) at June 30, 1994, by multiplying the relevant amounts received during the three Fiscal Quarters then ended by 4/3.

          "Applicable Lending Office" means, with respect to any Bank, (i) in the case of its Domestic Loans, its Domestic Lending Office, (ii) in the case of its Euro-Dollar Loans, its Euro-Dollar Lending Office and (iii) in the case of its Money Market Loans, its Money Market Lending Office.

        "Approved Securities" means any of the following types of instruments if they have remaining terms to maturity not exceeding 90 days from the date of acquisition:
(i) U.S. treasury securities; (ii) certificates of deposit of, or bankers' acceptances issued by, any depository institution or trust company as long as the commercial paper, if any, and the long-term debt obligations (other than such obligations whose rating is based on the credit of a Person other than such institution or trust company) of such depository institution or trust company (or, in the case of the principal depository institution in a holding company system, the commercial paper, if any, and the long-term debt obligations of such holding company) at the time of investment or contractual commitment providing for such investment, have a credit rating from S&P or Moody's of at least A-2 or P-2, respectively, in the case of commercial paper and a rating of A- or A3, respectively, or better in the case of long-term debt obligations; and (iii) commercial paper having a credit rating from S&P or Moody's of at least A-2 or P-2, respectively.

          "Assessment Rate" has the meaning set forth in
Section 2.07(b).

          "Assignee" has the meaning set forth in Section
9.06(c).

          "Available Cash Income" means, for any period, the sum of:

          (i)  the aggregate amount of cash dividends
     actually received by the Borrower during such period on common stock of (X) PTI (excluding any extraordinary dividends), (Y) PFS not in excess of its consolidated net income for such period and (Z) any other First Tier Subsidiaries (except Qualified Investment Subsidiaries);

         (ii) the aggregate amount of scheduled payments (excluding any prepayments) actually received by the Borrower during such period with respect to the Borrower's Interest in Spring Creek Obligations, net of income taxes applicable thereto calculated at the Net Effective Tax Rate for such period;

        (iii) the aggregate amount of any interest payments actually received by the Borrower during such period with respect to Debt owing to the Borrower under the Intercompany Loan Agreements and with respect to any other intercompany loans or advances, net of income taxes applicable thereto calculated at the Net Effective Tax Rate for such period;

         (iv) the aggregate amount of cash equity Invest-ments made by the Parent in the Borrower during such period less any Excluded Dividends described in clauses
     (i) and (iii) of the definition thereof declared during such period; and

          (v) Qualified Investment Subsidiary Income for such period.

For purposes of clause (iv) of this definition, a cash equity investment made by the Parent in the Borrower within 30 days after the end of any Fiscal Quarter shall be deemed to have been made during such Fiscal Quarter (and not during the following Fiscal Quarter) if the Borrower so elects by giving written notice of such election to the Agent within said 30-day period.

          "Bank" means each bank listed on the signature pages hereof, each Assignee which becomes a Bank pursuant to
Section 9.06(c), and their respective successors.

          "Base Rate" means, for any day, a rate per annum equal to the higher of (i) the Prime Rate for such day and
(ii) the sum of 1/2 of 1% plus the Federal Funds Rate for such day.

          "Base Rate Loan" means a Committed Loan to be made by a Bank as a Base Rate Loan in accordance with the applicable Notice of Committed Borrowing or Article VIII.

          "Base Rate Margin" has the meaning set forth in
Section 2.07(a).

          "Borrower" means PacifiCorp Holdings, Inc., a
Delaware corporation, and its successors.

          "Borrower's Interest in Spring Creek Obligations" means the Borrower's undivided 99% ownership interest in (i) the Spring Creek Obligations and (ii) all rights of the Borrower and PCI under the Spring Creek Loan Documents except rights under Section 6.4(d) of the Spring Creek Loan Agreement.

          "Borrower's Share" means on any date, with respect to any Restricted Subsidiary, the quotient (expressed as a decimal) obtained by dividing (i) the aggregate number of outstanding shares of common stock of such Restricted Subsidiary owned, directly or indirectly, by the Borrower by
(ii) the aggregate number of outstanding shares of common stock of such Restricted Subsidiary, all determined as of such date.

          "Borrowing" has the meaning set forth in Section
1.03.

          "CD Base Rate" has the meaning set forth in
Section 2.07(b).

          "CD Loan" means a Committed Loan to be made by a Bank as a CD Loan in accordance with the applicable Notice of Committed Borrowing.

          "CD Margin" has the meaning set forth in Section
2.07(b).

          "CD Reference Banks" means Canadian Imperial Bank of Commerce, New York Agency, Bank of America National Trust and Savings Association, and Morgan Guaranty Trust Company of New York and each such other Bank as may be appointed pursuant to Section 9.06(f).

          "Change in Law" after any specified date means the adoption after such date of any applicable law, rule or regulation, or any change after such date in any applicable law, rule or regulation, or any change after such date in the interpretation or administration thereof by any governmental authority (including, without limitation, any court or other judicial or quasi-judicial body), central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Bank (or its Applicable Lending Office) or LC Issuing Bank with any request or directive (whether or not having the force of law) promulgated after such date by any such authority, central bank or comparable agency.

          "Co-Agent" means Bank of America National Trust and Savings Association, in its capacity as co-agent hereunder.

          "Collateral" has the meaning set forth in Section
1 of the Security Agreement.

          "Collateral Agent" means Morgan Guaranty Trust
Company of New York, in its capacity as collateral agent for the Secured Parties under the Security Agreement, and its successors in such capacity.

          "Commitment" means, with respect to each Bank, the amount set forth opposite the name of such Bank on the signature pages hereof, as such amount may be reduced from time to time pursuant to Sections 2.09 and 2.10.

          "Commitment Reduction Date" means each December
31, from December 31, 1994 to December 31, 1997, inclusive, or, if any such day is not a Euro-Dollar Business Day, the next preceding Euro-Dollar Business Day.

          "Committed Loan" means a loan made by a Bank pursuant to Section 2.01.

          "Consolidated Capitalization" means, at any date, the sum of Adjusted Consolidated Debt plus Adjusted
Stockholder's Equity, all determined as of such date.

          "Consolidated Subsidiary" means, with respect to any Person at any date, any corporation or other entity the accounts of which would be consolidated with those of such Person in its consolidated financial statements if such statements were prepared as of such date.

          "Credit Extension" means the making of a Loan or the issuance or extension of a Letter of Credit.

          "Debt" of any Person means at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, secured or unsecured, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of such Person as lessee under capital leases, (v) all non-contingent reimbursement, indemnity or similar obligations of such Person in respect of amounts paid under letters of credit, surety bonds or similar instruments, (vi) all Debt (of the kind described in, and subject to the proviso at the end of, this definition) of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, and (vii) all Debt (of the kind described in, and subject to the proviso at the end of, this definition) of others which is Guaranteed by such Person; provided that (a) with respect to the Debt of a joint venture or partnership, such Debt shall be deemed to be Debt of each Person participating therein in an amount equal to such Person's pro rata interest in such joint venture or partnership and (b) Debt shall not include obligations arising under any agreement or arrangement (in a form substantially similar to Exhibit I hereto) between members of a group consolidated or combined for purposes of computing income tax liability requiring a member to make capital contributions or cash payments based upon assumed tax benefits.

          "Debt Rating" means a rating of the Borrower's long-term debt which is not secured (except under the Security Agreement) or supported by a guarantee, letter of credit or other form of credit enhancement. If a Debt
Rating by a Rating Agency is required to be at or above a specified level and such Rating Agency shall have changed its system of classifications after the date hereof, the requirement will be met if the Debt Rating by such Rating
Agency is at or above the new rating which most closely corresponds to the specified level under the old rating system.

          "Default" means any condition or event which constitutes an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

          "Domestic Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

          "Domestic Lending Office" means, as to each Bank, its office located at its address set forth in its Admini-strative Questionnaire (or identified in its Administrative
Questionnaire as its Domestic Lending Office) or such other office as such Bank may hereafter designate as its Domestic
Lending Office by notice to the Borrower and the Agent;
provided that any Bank may from time to time by notice to the Borrower and the Agent designate separate Domestic
Lending Offices for its Base Rate Loans, on the one hand, and its CD Loans, on the other hand, in which case all references herein to the Domestic Lending Office of such Bank shall be deemed to refer to either or both of such offices, as the context may require.

          "Domestic Loans"  means CD Loans or Base Rate
Loans or both.

          "Domestic Reserve Percentage" has the meaning set forth in Section 2.07(b).

          "Effective Date" means the date on which this Agreement becomes effective pursuant to Section 3.02.

          "Eligible ESOP Debt" means Debt of an ESOP that is guaranteed by the Borrower or a First Tier Subsidiary other than PFS; provided that the aggregate original principal amount of all Eligible ESOP Debt issued after June 4, 1990 (excluding Eligible ESOP Debt issued to refinance an equal or greater outstanding principal amount of Eligible ESOP
Debt) shall not exceed $100,000,000 and provided, further, that an issue of Debt of an ESOP shall constitute "Eligible
ESOP Debt" only if (i) such Debt is secured by a pledge of all unallocated shares of capital stock of the Parent purchased with the proceeds of such Debt and held in the ESOP, (ii) the lender or lenders of such Debt agree that, if such Debt is accelerated, they will first attempt in good faith to satisfy such Debt by disposing of such pledged shares, (iii) neither the Borrower nor any First Tier
Subsidiary shall be obligated to pay such Debt pursuant to its Guaranty thereof, except to the extent that such lender or lenders are not able to satisfy such Debt in full through such good faith attempts within a specified period (not less than six Domestic Business Days) after such Debt has been accelerated and (iv) the provisions of the relevant documentation implementing the foregoing clauses (i), (ii) and (iii) shall not be less favorable to the guarantor of such Debt, in any material respect, than the provisions of

(a) the Stock Pledge and Security Agreement, dated as of October 19, 1990, between Harris Trust and Savings Bank, as trustee under a trust established under the PacifiCorp K Plus Employee Savings and Stock Ownership Trust Agreement and The Bank of New York, as agent and (b) the Guaranty Agreement, dated as of October 19, 1990, between the Borrower, the banks listed therein and The Bank of New York, as agent, relating to the Debt of the Borrower's current ESOP outstanding on August 31, 1993.

          "Environmental Laws" means, with respect to any Person, any and all federal, state, local and foreign statutes, laws and ordinances, and all rules and regulations lawfully promulgated thereunder and judicial decisions with respect thereto, as applicable to such Person; all judgments, orders, decrees, injunctions issued to or against such Person or to which such Person is subject; all concessions, grants, franchises, licenses and agreements held or entered into by such Person; and all other governmental restrictions on such Person; all as the foregoing relate to the environment, or to the effect of the environment on human health, or to emissions, discharges or releases of pollutants, contaminants, toxic, hazardous, corrosive or radioactive substances or wastes into the environment (including, without limitation, ambient air, surface water, groundwater and land), or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, toxic, hazardous, corrosive or radioactive substances or wastes, or to the cleanup or other remediation thereof.

          "ERISA" means the Employee Retirement Income
Security Act of 1974, as amended, or any successor statute.

          "ERISA Group" means the Borrower, any First Tier Significant Subsidiary and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower or any First Tier Significant Subsidiary, are treated as a single employer under Section 414 of the Internal Revenue Code.

          "ESOP" means, as the context may require, (i) an employee stock ownership plan (as defined by the Internal
Revenue Code) adopted by the Borrower, (ii) a trust created under any such plan or (iii) the trustee of any such trust.

          "Estimated Interest Expense" means, for any period of four consecutive Fiscal Quarters, the interest expense (including related commitment fees, facility fees and similar fees) estimated to accrue during such period in respect of Debt of the Borrower, calculated on the basis of the following assumptions: (i) the principal amount of Debt of the Borrower outstanding at all times during such period shall be the principal amount thereof outstanding at the beginning of such period, reduced by scheduled amortization of long-term Debt during such period, (ii) the rate of interest on any Debt which fluctuates in relation to market rates of interest shall be the rate in effect on the last day of the Fiscal Quarter immediately preceding such period,
(iii) interest expense in respect of Debt of the Borrower outstanding under the Intercompany Loan Agreements shall be estimated net of (A) estimated interest payments to be received by the Borrower thereunder and/or under other interest-bearing securities and (B) estimated dividend payments to be received by the Borrower on preferred stocks, in each case held by the Borrower as of the first day of such period (calculated in accordance with clauses (i) and (ii) above), provided that such amount shall not be less than zero for purposes of determining Estimated Interest Expense for such period, and (iv) interest expense in respect of Debt Guaranteed by the Borrower shall include only such portion of such interest expense as is estimated by the Borrower to be payable by the Borrower under its Guarantees during such period.

          "Estimated Tax Benefit" means, for any period of four consecutive Fiscal Quarters, the product of (i) the Estimated Interest Expense for such period times (ii) the Net Effective Tax Rate for the period of four consecutive
Fiscal Quarters ended immediately prior to such period.

          "Euro-Dollar Business Day" means any Domestic
Business Day on which commercial banks are open for international business (including dealings in dollar deposits) in London.

          "Euro-Dollar Lending Office" means, as to each Bank, its office, branch or affiliate located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Euro-Dollar Lending Office) or such other office, branch or affiliate of such Bank as it may hereafter designate as its Euro-Dollar Lending Office by notice to the Borrower and the Agent.

          "Euro-Dollar Loan" means a Committed Loan to be made by a Bank as a Euro-Dollar Loan in accordance with the applicable Notice of Committed Borrowing.

          "Euro-Dollar Margin" has the meaning set forth in
Section 2.07(c).

          "Euro-Dollar Reference Banks" means the principal London offices of ABN Amro Bank, N.V., Bank of America National Trust and Savings Association, and Morgan Guaranty Trust Company of New York and each such other Bank as may be appointed pursuant to Section 9.06(f).

          "Euro-Dollar Reserve Percentage" has the meaning set forth in Section 2.07(c).

          "Event of Default" has the meaning set forth in
Section 6.01.

          "Excess PFS Payment" means any dividend or other distribution on shares of PFS's capital stock received by the Borrower in cash and any payment of the principal of Debt by PFS received by the Borrower in cash, if and to the extent that (i) immediately after the receipt thereof, the aggregate amount of all such dividends, distributions and payments of principal received from PFS after June 30, 1993 exceeds the net income of PFS from July 1, 1993 to the end of the most recently ended Fiscal Quarter and (ii) within 180 days after the Borrower receives such dividend, distribution or payment, the Borrower elects, by written notice to the Agent, to treat such dividend, distribution or payment or a specified portion thereof as an "Excess PFS Payment" for purposes of this Agreement.

          "Excluded Cash Distributions" means dividends, interest and other payments and distributions made upon or with respect to the Collateral in cash, to the extent that the Borrower is entitled to receive and retain such cash under Section 7 of the Security Agreement.

          "Excluded Dividend" means a dividend on shares of the Borrower's capital stock which is designated, in a notice signed by a Responsible Officer and delivered to the Agent within 10 Domestic Business Days after such dividend is declared, as an Excluded Dividend pursuant to one or more of the following clauses of this definition:

          (i) the Borrower may designate a dividend as an Excluded Dividend pursuant to this clause if, immediately after the declaration thereof, the aggregate amount of all dividends designated as Excluded Dividends pursuant to this clause would not exceed the aggregate amount of all cash equity
     Investments made by the Parent in the Borrower after June 30, 1993, other than (A) any portion of such equity Investments used as a basis for designating dividends as Excluded Dividends pursuant to clause
     (iii) below and (B) any cash equity Investment made by the Parent in the Borrower after June 30, 1993 that, if not received by the Borrower, would have resulted in a default under Section 5.03;

         (ii) the Borrower may designate a dividend as an Excluded Dividend pursuant to this clause if, immedi-ately after the declaration thereof, the aggregate amount of all dividends designated as Excluded Dividends pursuant to this clause would not exceed the aggregate amount of all Net Cash Proceeds of Asset Sales, Spring Creek Prepayments and Excess PFS Payments received by the Borrower after June 30, 1993, less the aggregate amount of the reductions of the Commitments required pursuant to Section 2.09 as a result of the Borrower's receipt thereof; and

        (iii) the Borrower may designate a dividend as an Excluded Dividend pursuant to this clause if such dividend does not exceed the amount of a cash equity Investment that the Borrower expects to receive from the Parent within three Domestic Business Days after such dividend is declared, provided that, if the Borrower fails to receive such expected equity Investment within said three Domestic Business Days, then such dividend shall be designated as an Excluded Dividend pursuant to this clause only to the extent of the portion (if any) of such expected equity Investment actually received by the Borrower within said three Domestic Business Days.

          "Excluded ESOP Debt" means, with respect to each issue of Eligible ESOP Debt at any time, the lesser of (i) the aggregate principal amount of such Eligible ESOP Debt then outstanding or (ii) 75% of the then current fair market value of any unallocated shares of capital stock of the Parent held in the relevant ESOP and pledged to secure such issue of Eligible ESOP Debt.

          "Excluded Subsidiary" means (i) PFS, (ii) any Finance Subsidiary (other than PFS), unless the Borrower shall have elected, by notice to the Agent (which notice may be rescinded by the Borrower at its election at any time), to treat such Finance Subsidiary as a Restricted Subsidiary for the purposes of this Agreement, and (iii) any Subsidiary of any Excluded Subsidiary described in the foregoing clauses (i) and (ii).

          "Existing PFS Credit Agreement" means the
Revolving Credit Agreement dated as of May 1, 1991 among
PFS, various banks, Bank of America National Trust and

Savings Association, as agent, and the co-agents named therein, as amended.

          "Existing PHI Credit Agreement" means the Credit
Agreement dated as of June 4, 1990 among PacifiCorp
Holdings, Inc., the banks listed therein and Morgan Guaranty
Trust Company of New York, as Agent, as amended and restated prior to the Effective Date.

          "Existing Pledge Agreement" means the Pledge
Agreement dated as of August 21, 1992 between PacifiCorp
Holdings, Inc. and Morgan Guaranty Trust Company of New
York, as Collateral Agent thereunder.

          "Federal Funds Rate" means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Domestic Business Day next succeeding such day, provided that (i) if such day is not a Domestic Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Domestic Business Day as so published on the next succeeding Domestic Business Day, and (ii) if no such rate is so published on such next succeeding Domestic Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Morgan Guaranty Trust Company of New York on such day for such transactions as determined by the Agent.

          "Finance Subsidiary" means any Subsidiary of the Borrower if, and as long as, the principal business of such Subsidiary consists of extending credit, leasing assets, providing financial services or holding securities for investment.

          "First Tier Significant Subsidiary" means any First Tier Subsidiary which is a Significant Subsidiary; provided that the term First Tier Significant Subsidiary shall in any event include PTI and PFS and their respective successors so long as they are Subsidiaries of the Borrower.

          "First Tier Subsidiary" means any Subsidiary of the Borrower the majority of whose Voting Stock is directly owned by the Borrower.

          "Fiscal Quarter" means a fiscal quarter of the Borrower.

          "Fiscal Year" means a fiscal year of the Borrower.

          "Fixed Rate Loans" means CD Loans or Euro-Dollar
Loans or Money Market Loans (excluding Money Market LIBOR
Loans bearing interest at the Base Rate pursuant to Section
8.01(a)) or any combination of the foregoing.

          "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Debt of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The terms "Guarantor" used as a noun and "Guarantee" used as a verb have corresponding meanings.

          "Indemnitee" has the meaning set forth in Section
9.03(b).

          "Intercompany Loan Agreements" means (i) the
Umbrella Loan Agreement dated as of April 4, 1983 between the Parent and certain of its Subsidiaries, as in effect on September 30, 1993, (ii) the Intercompany Borrowing Agreement dated as of April 1, 1991 between the Borrower and certain of its Subsidiaries and Affiliates, as in effect on September 30, 1993, (iii) the Intercompany Credit Agreement dated as of September 30, 1993 between the Borrower and PFS, as in effect on September 30, 1993 and (iv) any additional or substitute intercompany lending agreement, or amendment thereto, among substantially the same parties and on substantially the terms and conditions (other than rates of interest) as any agreement described in clause (i), (ii) or
(iii) of this definition.

          "Interest Expense" means, for any period of four consecutive Fiscal Quarters, the interest expense (including related commitment fees, facility fees and similar fees) accrued during such period in respect of Debt of the Borrower; provided that interest expense in respect of Debt Guaranteed by the Borrower shall be included only to the extent actually paid by the Borrower.

          "Interest Period" means: (1) with respect to each Euro-Dollar Borrowing, the period commencing on the date of such Borrowing and ending one, two, three or six months thereafter, as the Borrower may elect in the applicable Notice of Committed Borrowing; provided that:

          (a) any Interest Period which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Euro-Dollar Business Day;

          (b) any Interest Period which begins on the last Euro-Dollar Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d) below, end on the last Euro-Dollar Business Day of a calendar month;

          (c)  if any Interest Period includes a Commitment
     Reduction Date but does not end on such date, then (i) the principal amount (if any) of each Euro-Dollar Loan required to be repaid on such date shall have an Interest Period ending on such date and (ii) the remainder (if any) of each such Euro-Dollar Loan shall have an Interest Period determined as set forth above;
     and

          (d) any Interest Period which would otherwise end after the Termination Date shall end on the Termination
     Date.

(2) with respect to each CD Borrowing, the period commencing on the date of such Borrowing and ending 30, 60, 90 or 180 days thereafter, as the Borrower may elect in the applicable Notice of Committed Borrowing; provided that:

          (a)  any Interest Period (except an Interest
     Period determined pursuant to clause (b)(i) below) which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business Day;

          (b)  if any Interest Period includes a Commitment
     Reduction Date but does not end on such date, then (i) the principal amount (if any) of each CD Loan required to be repaid on such date shall have an Interest Period ending on such date and (ii) the remainder (if any) of
each such CD Loan shall have an Interest Period determined as set forth above; and

          (c) any Interest Period which would otherwise end after the Termination Date shall end on the Termination
     Date.

(3) with respect to each Base Rate Borrowing, the period commencing on the date of such Borrowing and ending 30 days thereafter; provided that:

          (a)  any Interest Period (except an Interest
     Period determined pursuant to clause (b)(i) below) which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business Day;

          (b)  if any Interest Period includes a Commitment
     Reduction Date but does not end on such date, then (i) the principal amount (if any) of each Base Rate Loan required to be repaid on such date shall have an Interest Period ending on such date and (ii) the remainder (if any) of each such Base Rate Loan shall have an Interest Period determined as set forth above;
     and

          (c) any Interest Period which would otherwise end after the Termination Date shall end on the Termination
     Date.

(4) with respect to each Money Market LIBOR Borrowing, the period commencing on the date of such Borrowing and ending not less than 14 days thereafter, as the Borrower may elect in accordance with Section 2.03; provided that:

          (a) any Interest Period which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Euro-Dollar Business Day; and

          (b) any Interest Period which begins on the last Euro-Dollar Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clause (c) below, end on the last Euro-Dollar Business Day of a calendar month; and

          (c) any Interest Period which would otherwise end after the Termination Date shall end on the Termination
     Date.

(5)  with respect to each Money Market Absolute Rate
Borrowing, the period commencing on the date of such Borrowing and ending not less than 15 days thereafter, as the Borrower may elect in accordance with Section 2.03;
provided that:

          (a) any Interest Period which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business
     Day; and

          (b) any Interest Period which would otherwise end after the Termination Date shall end on the Termination
     Date.

          "Internal Revenue Code" means the Internal Revenue
Code of 1986, as amended, or any successor statute.

          "Investment" by any Person means (i) any investment by such Person in any other Person, whether by means of share purchase, capital contribution, loan
(including a non-recourse loan), advance, time deposit or otherwise and (ii) any acquisition by such Person of equipment or other assets (or interests therein) to be leased to any other Person; provided that the term
"Investment" shall not include any capital contribution or cash payment made under any agreement or arrangement (in a form substantially similar to Exhibit I hereto) between members of a group consolidated or combined for purposes of computing income tax liability requiring a member to make capital contributions or cash payments based upon assumed tax benefits.

          "Invitation for Money Market Quotes" has the meaning set forth in Section 2.03(c).

          "Junior Secured Obligation" has the meaning set forth in Section 1 of the Security Agreement.

          "LC Issuing Bank" has the meaning set forth in
Section 2.15(a).

          "LC Liabilities" means, at any time, the sum, without duplication, of (i) the aggregate amount available for drawing under all Letters of Credit outstanding at such time plus (ii) the aggregate unpaid amount at such time of all Reimbursement Obligations in respect of previous drawings made under Letters of Credit.

          "LC Payment Date" has the meaning set forth in
Section 2.15(h).

          "LC Reimbursement Date" means, with respect to any Letter of Credit, an LC Payment Date applicable to such Letter of Credit, or, if later, the Domestic Business Day next succeeding the Domestic Business Day on which the Agent shall have notified the Borrower of such LC Payment Date and the amount payable by the relevant LC Issuing Bank under such Letter of Credit on such LC Payment Date.

          "LC Termination Notice" has the meaning set forth in Section 2.15(d).

          "Letter of Credit" has the meaning set forth in
Section 2.15(a).

          "Level I Status" exists at any date if, at such date, the Borrower has Debt Ratings at or above the level of BBB by S&P and Baa2 by Moody's.

          "Level II Status" exists at any date if (i) at such date, the Borrower has Debt Ratings at or above the level of BBB- by S&P and Baa3 by Moody's and (ii) Level I
Status does not exist on such date.

          "Level III Status" exists at any date if (i) at such date, the Borrower has Debt Ratings at or above the level of BB+ by S&P and Ba1 by Moody's and (ii) neither
Level I Status nor Level II Status exists on such date.

          "Level IV Status" exists at any date if none of Level I Status, Level II Status or Level III Status exists on such date.

          "LIBOR Auction" means a solicitation of Money
Market Quotes setting forth Money Market Margins based on the London Interbank Offered Rate pursuant to Section 2.03.

          "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has substantially the same practical effect as a security interest, in respect of such asset. For the purposes of this Agreement, the Borrower or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

          "Loan" means a Domestic Loan or a Euro-Dollar Loan or a Money Market Loan and "Loans" means Domestic Loans or
Euro-Dollar Loans or Money Market Loans or any combination of the foregoing.

          "London Interbank Offered Rate" has the meaning set forth in Section 2.07(c).

          "Material Debt" means Debt arising under a single or series of related instruments or other agreements in a principal amount exceeding $5,000,000; provided that Non-
Recourse Debt of PFS and PGC and their respective
Subsidiaries shall not constitute "Material Debt".

          "Material Plan" means at any time a Plan or Plans having aggregate Unfunded Liabilities in excess of $50,000,000.

          "Maximum Senior Secured Amount" has the meaning set forth in Section 1 of the Security Agreement.

          "Money Market Absolute Rate" has the meaning set forth in Section 2.03(d).

          "Money Market Absolute Rate Loan" means a loan to be made by a Bank pursuant to an Absolute Rate Auction.

          "Money Market Lending Office" means, as to each Bank, its Domestic Lending Office or such other office, branch or affiliate of such Bank as it may hereafter designate as its Money Market Lending Office by notice to the Borrower and the Agent; provided that any Bank may from time to time by notice to the Borrower and the Agent designate separate Money Market Lending Offices for its Money Market LIBOR Loans, on the one hand, and its Money Market Absolute Rate Loans, on the other hand, in which case all references herein to the Money Market Lending Office of such Bank shall be deemed to refer to either or both of such offices, as the context may require.

          "Money Market LIBOR Loan" means a loan to be made by a Bank pursuant to a LIBOR Auction (including such a loan bearing interest at the Base Rate pursuant to Section
8.01(a)).

          "Money Market Loan" means a Money Market LIBOR
Loan or a Money Market Absolute Rate Loan.

          "Money Market Margin" has the meaning set forth in
Section 2.03(d).

          "Money Market Quote" means an offer by a Bank to make a Money Market Loan in accordance with Section 2.03.

          "Money Market Quote Request" has the meaning set forth in Section 2.03(b).

          "Moody's" means Moody's Investors Service, Inc., a Delaware corporation, and its successors or, if such corporation shall be dissolved or liquidated or shall no longer perform the functions of a securities rating agency, "Moody's" shall be deemed to refer to any other nationally recognized securities rating agency designated by the Required Banks, with the approval of the Borrower, by notice to the Agent and the Borrower.

          "Multiemployer Plan" means at any time an employee pension benefit plan within the meaning of Section 4001(a)(3) of ERISA to which any member of the ERISA Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions, including for these purposes any Person which ceased to be a member of the ERISA Group during such five year period.

          "Net Cash Proceeds of Asset Sales" means cash proceeds received by the Borrower from any sale of assets that are or were at any time included in the Collateral (whether or not such assets shall have been released from the Security Interests pursuant to Section 16 of the Security Agreement prior to such sale), including, without limitation, cash received under any instrument evidencing an obligation of the purchaser to make payments to the Borrower after the date of such sale, but only if and to the extent that all such cash proceeds received from such sale exceed, on a cumulative basis, the sum of (x) all expenses reasonably incurred by the Borrower in respect of such sale and (y) any taxes paid or estimated to be payable by the Borrower in respect of such sale (as set forth in a certificate of a Responsible Officer delivered to the Agent).

          "Net Effective Tax Rate" means, for any period, the net effective book rate of federal and state income tax recorded for such period by the consolidated group of which the Borrower was a member.

          "Non-Recourse Debt" of any Person means at any time Debt secured by a Lien in or upon one or more assets of such Person where the rights and remedies of the holder of such Debt in respect of such Debt do not extend to any other assets of such Person. Notwithstanding the foregoing, Debt of any Person shall not fail to constitute Non-Recourse Debt by reason of the inclusion in any document evidencing, governing, securing or otherwise relating to such Debt of provisions to the effect that such Person shall be liable, beyond the assets securing such Debt, for (i) misapplied moneys, including insurance and condemnation proceeds and security deposits, (ii) indemnification by such Person in favor of holders of such Debt and their affiliates in respect of liabilities to third parties, including environmental liabilities, (iii) breaches of customary representations and warranties given to the holders of such Debt and (iv) such other similar obligations as are customarily excluded from the provisions that otherwise limit the recourse of commercial lenders making so-called
"non-recourse" loans to institutional borrowers.

          "Notes" means promissory notes of the Borrower, substantially in the form of Exhibit A hereto, evidencing the obligation of the Borrower to repay the Loans, and "Note" means any one of such promissory notes issued hereunder.

          "Notice of Borrowing" means a Notice of Committed
Borrowing (as defined in Section 2.02) or a Notice of Money
Market Borrowing (as defined in Section 2.03(f)).

          "Notice to Foreclose" has the meaning set forth in
Section 1 of the Security Agreement.

          "ONSITE Notes" means the Series A Notes of ONSITE
Funding Corporation referred to in item (6) of Schedule I to the Security Agreement.

          "Original Pledged Stock" has the meaning set forth in Section 1 of the Security Agreement.

          "Other Senior Secured Obligation" means any Senior Secured Obligation (as defined in the Security Agreement) other than (i) obligations of the Borrower to pay principal, reimbursement obligations, interest and other amounts under this Agreement and the Notes and (ii) obligations of the Borrower to pay fees, expenses and other amounts to the Collateral Agent pursuant to Section 11 of the Security Agreement.

          "Outstanding Credit Exposure" means, as to any Bank at any time, the sum of (i) the aggregate principal amount of its Loans outstanding at such time plus (ii) its Outstanding LC Exposure at such time.

          "Outstanding LC Exposure" means, as to any Bank at any time, an amount equal to its Percentage of the LC
Liabilities at such time.

          "Parent" means PacifiCorp, an Oregon corporation, and its successors.

          "Participant" has the meaning set forth in Section
9.06(b).

          "PBGC" means the Pension Benefit Guaranty
Corporation or any entity succeeding to any or all of its functions under ERISA.

          "PCI" means PacifiCorp Credit, Inc., an Oregon corporation, and its successors.

          "PCI Agreement" has the meaning set forth in the Security Agreement.

          "Percentage" means, with respect to each Bank, the percentage that such Bank's Commitment constitutes of the aggregate amount of the Commitments.

          "Permitted Liens" means the following:

          (i) Liens for taxes or other governmental charges either not yet delinquent or nonpayment of which is at the time being contested in good faith by appropriate proceedings;

         (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen or other like Liens incurred in the ordinary course of business for sums not yet due or the payment of which is at the time being contested in good faith by appropriate proceedings;

        (iii)  Liens incurred or deposits made in the
ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, and reclamation, performance and return-of-money bonds (in each case, not constituting
Debt);

         (iv) Liens created by or relating to any legal proceeding which at the time is being contested in good faith by appropriate proceedings; provided that, in the case of a Lien consisting of an attachment or judgment Lien, the judgment it secures shall, within 60 days of entry thereof, have been discharged or execution thereof stayed pending appeal, or discharged within 60 days after the expiration of any such stay;

          (v) any Lien on any asset securing Debt incurred or assumed for the purpose of financing all or any part of the cost of acquiring such asset, provided that such Lien attaches to such asset concurrently with or within 90 days after the acquisition thereof;

         (vi) any Lien on any asset of any corporation existing at the time such corporation is merged or consolidated with or into the Borrower and not created in contemplation of such event;

        (vii) any Lien existing on any asset prior to the acquisition thereof by the Borrower and not created in contemplation of such acquisition;

       (viii) any Lien arising out of the refinancing, extension, renewal or refunding of any Debt secured by any Lien permitted by any of the foregoing clauses (v), (vi) and
(vii), provided that such Debt is not increased and is not secured by any additional assets;

         (ix) any Lien securing Non-Recourse Debt of the Borrower, provided that the assets subject to such Lien are not included in the Collateral and shall not have been released from the Security Interests pursuant to Section
2.16(a)(2);

          (x)  any Lien on (i) the proceeds of sale of
commercial paper issued by the Borrower or (ii) the Borrower's right to receive such proceeds, securing the Borrower's obligation to reimburse the issuer of a letter of credit for drawings to repay commercial paper previously issued by the Borrower;

          (xi)  if at any time the Commitments shall be
reduced pursuant to Section 2.09(c) and any Other Senior
Secured Obligation is not reduced on a pro rata basis in connection with the same receipt of Net Cash Proceeds of Asset Sales, Spring Creek Prepayment or Excess PFS Payment
(the "Underlying Transaction"), any Lien on cash or Approved
Securities securing such Other Senior Secured Obligation;
provided that the aggregate amount secured by such Lien shall not exceed the amount that would have been required to be applied (but was not applied) to reduce such Other Senior

Secured Obligation on a pro rata basis with the Commitments in connection with the Underlying Transaction; and

         (xii) Liens incidental to the conduct of the Borrower's business or the ownership of its assets which (x) do not secure Debt and (y) do not in the aggregate materi-ally detract from the value of its assets or materially impair the use thereof in the operation of its business.

          "Permitted Support Agreements" means the existing support agreements listed in Schedule I hereto as in effect on August 31, 1993 and any amended, additional or substitute support agreements which do not require the Borrower or any of its Subsidiaries to maintain the net worth of PFS at a level higher than $10,000,000 or contain any provision materially more adverse to the Borrower than the provisions of said existing support agreements; provided that amended, additional or substitute support agreements may have longer terms than said existing support agreements. For purposes of this definition, any financial covenant, defined term or other provision of any other document which determines or affects the Borrower's obligations under a Permitted Support Agreement shall be deemed to be part of such Permitted Support Agreement (and any amendment of such covenant, defined term or other provision shall be deemed to be an amendment of such Permitted Support Agreement).

          "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "PFS" means PacifiCorp Financial Services, Inc., an Oregon corporation, and its successors.

          "PGC" means Pacific Generation Company, an Oregon corporation, and its successors.

          "Plan" means at any time an employee pension benefit plan (other than a Multiemployer Plan) which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Internal Revenue Code and either (i) is maintained, or contributed to, by any member of the ERISA Group for employees of any member of the ERISA Group or (ii) has at any time within the preceding five years been maintained, or contributed to, by any Person which was at such time a member of the ERISA Group for employees of any Person which was at such time a member of the ERISA Group.

          "Pledged Securities" has the meaning set forth in
Section 1 of the Security Agreement.

          "Pledged Stock" has the meaning set forth in
Section 1 of the Security Agreement.

          "Prime Rate" means the rate of interest publicly announced by Morgan Guaranty Trust Company of New York in
New York City from time to time as its Prime Rate.

          "Pro Forma Interest Expense (After Tax)" means, at the end of any Fiscal Quarter, an amount equal to (i) Estimated Interest Expense for the period of four consecu-tive Fiscal Quarters immediately following such Fiscal Quarter minus (ii) Estimated Tax Benefits for such period.

          "Projected Aggregate Usage" means at any time (a "time of determination"), with respect to any subsequent Commitment Reduction Date, the Aggregate Usage at the time of determination less (i) the aggregate principal amount of Loans then outstanding that mature or have Interest Periods ending on or before such Commitment Reduction Date and (ii) the aggregate amount available for drawing under all Letters of Credit then outstanding that will expire on or before such Commitment Reduction Date.

          "PTI" means Pacific Telecom, Inc., a Washington corporation, and its successors.

          "Qualified Investment Subsidiary" means any
Subsidiary of the Borrower, so long as (i) it has no Debt,
(ii) it engages in no business other than investing in securities and holding securities for investment and (iii) the Borrower owns directly 100% of its capital stock.

          "Qualified Investment Subsidiary Income" means, for any period, the aggregate amount of dividends and interest actually received by Qualified Investment Subsidi-aries during such period, less (i) any portion thereof which could not be paid to the Borrower as dividends during such period without violating any legal or contractual restric-tion applicable to the relevant Qualified Investment Subsidiary and (ii) the amount of any taxes or other liabilities that would be payable by the Borrower or its Qualified Investment Subsidiaries if said aggregate amount were paid to the Borrower as dividends during such period.

          "Rating Agency" means S&P or Moody's.

          "Reference Banks" means the CD Reference Banks or the Euro-Dollar Reference Banks, as the context may require, and "Reference Bank" means any one of such Reference Banks.

          "Refunding Borrowing" means a Committed Borrowing which, after application of the proceeds thereof, results in no net increase in the aggregate outstanding principal amount of Committed Loans made by any Bank.

          "Regulation U" means Regulation U of the Board of
Governors of the Federal Reserve System, as in effect from time to time.

          "Reimbursement Obligations" means, at any time, the aggregate of all obligations of the Borrower then outstanding under Section 2.15 to reimburse the LC Issuing
Banks for amounts paid by the LC Issuing Banks in respect of drawings under Letters of Credit.

          "Required Banks" means at any time Banks having at least 60% of the aggregate amount of the Commitments or, if the Commitments shall have been terminated, having at least
60% of the aggregate amount of the Outstanding Credit
Exposures.

          "Responsible Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Controller of the Borrower.

          "Restricted Dividend" means any dividend or other distribution on any shares of the Borrower's capital stock, except (i) dividends payable solely in shares of its capital stock and (ii) Excluded Dividends.

          "Restricted Stock Payment" means any payment on account of the purchase, redemption, retirement or acquisition of (i) any shares of the Borrower's capital stock or (ii) any option, warrant or other right to acquire shares of the Borrower's capital stock.

          "Restricted Subsidiary" means any Consolidated
Subsidiary of the Borrower which is not an Excluded
Subsidiary.

          "S&P" means Standard & Poor's Corporation, a New
York corporation, and its successors or, if such corporation shall be dissolved or liquidated or shall no longer perform the functions of a securities rating agency, "S&P" shall be deemed to refer to any other nationally recognized securities rating agency designated by the Required Banks, with the approval of the Borrower, by notice to the Agent and the Borrower.

          "Secured Agreement" means, at any time, (i) any agreement under which a Secured Obligation is then outstand-ing or is thereafter to be issued or created or (ii) any instrument evidencing a Secured Obligation then outstanding.

          "Secured Obligations" has the meaning set forth in
Section 1 of the Security Agreement.

          "Secured Parties" has the meaning set forth in
Section 1 of the Security Agreement.

          "Security Agreement" means the Security Agreement dated as of September 30, 1993 between the Borrower and the Collateral Agent, substantially in the form of Exhibit J hereto, as the same may be amended from time to time.

          "Security Interests" has the meaning set forth in
Section 1 of the Security Agreement.

          "Senior Secured Obligations" has the meaning set forth in Section 1 of the Security Agreement.

          "Short-Term Debt Rating" means a rating of the Borrower's short-term debt which is not secured (except under the Security Agreement) or supported by a guarantee, letter of credit or other form of credit enhancement. If a Short-Term Debt Rating by a Rating Agency is required to be at or above a specified level and such Rating Agency shall have changed its system of classifications after the date hereof, the requirement will be met if the Short-Term Debt
Rating by such Rating Agency is at or above the new rating which most closely corresponds to the specified level under the old rating system.

          "Significant Subsidiary" means at any time any Subsidiary of the Borrower which as of such time meets the definition of a "significant subsidiary" contained as of September 30, 1993 in Regulation S-X of the Securities and
Exchange Commission; provided that in any event the term
Significant Subsidiary shall (i) include PCI so long as it holds any legal or beneficial interest in any of the Spring
Creek Obligations or any rights under the Spring Creek Loan
Documents and (ii) not include Vermont Castings, a Vermont corporation, Color Spot, Inc., an Oregon corporation, or Comdial Corporation, a Delaware corporation.

          "Spring Creek" means Spring Creek Coal Company, a
Montana corporation, and its successors.

          "Spring Creek Coal Contracts" means (i) the Coal
Supply Agreement dated June 2, 1978, between Spring Creek and Utility Fuels, Inc., (ii) the coal purchase contract dated December 21, 1987 between Spring Creek and Kerr-McGee
Coal Corporation and (iii) the coal purchase contract dated
December 21, 1987 between Spring Creek and Exxon Coal USA,
Inc., in each case as amended and in effect on the date hereof.

          "Spring Creek Loan Agreement" means the Loan
Commitment and Agreement dated as of June 2, 1993 between Spring Creek and the Borrower (under which the Borrower designated PCI as the affiliate to make the initial loan of $225,000,000 to Spring Creek), as such agreement may be amended from time to time.

          "Spring Creek Loan Documents" means the "Loan
Documents" (as such term is defined in Section 1.1 of the Spring Creek Loan Agreement as in effect on the date hereof), as such Loan Documents may be amended from time to time.

          "Spring Creek Note" means the promissory note issued by Spring Creek to PCI pursuant to the Spring Creek
Loan Agreement, as such note may be amended from time to time.

          "Spring Creek Obligations" means the obligations under the Spring Creek Loan Documents of Spring Creek,
Spring Creek's affiliates and each issuer of a Letter of Credit (as defined in Section 1.1 of the Spring Creek Loan
Agreement as in effect on the date hereof), in each case whether now existing or hereafter issued or arising.

          "Spring Creek Participation Agreement" means the Amended and Restated Participation Agreement dated as of June 2, 1993 between PCI and the Borrower (under which the Borrower purchased the Borrower's Interest in Spring Creek Obligations from PCI), as such agreement may be amended from time to time.

          "Spring Creek Prepayment" means any prepayment of principal, interest or other amounts payable with respect to Borrower's Interest in Spring Creek Obligations.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

          "Termination Date" means September 30, 1998, or, if such day is not a Euro-Dollar Business Day, the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case the Termination Date shall be the next preceding Euro-Dollar Business Day.

          "Total Senior Secured Obligations" means at any time the sum of:

          (i) the aggregate amount of the Commitments then in effect hereunder or, if the Commitments shall have been terminated, the sum of the aggregate outstanding principal amount of Loans at such time plus the aggregate outstanding amount of the LC Liabilities at such time;

          (ii) the aggregate outstanding amount of all Secured Obligations referred to in clauses (ii), (iii) and (v) of the definition thereof (except Additional Secured Obligations referred to in Section 18(B) of the Security Agreement for which a Maximum Senior Secured Amount has been designated); and

          (iii) the Maximum Senior Secured Amount of all
     Secured Obligations referred to in Section 18(B) of the Security Agreement.

          "Unfunded Liabilities" means, with respect to any Plan at any time, the amount (if any) by which (i) the value of all benefit liabilities under such Plan, determined on a plan termination basis using the assumptions prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds
(ii) the fair market value of all Plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions), all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the ERISA Group to the PBGC or any other Person under Title IV of ERISA.

          "United States" means the United States of
America, including the States and the District of Columbia, but excluding its territories and possessions.

          "Voting Stock" of any corporation means stock that has ordinary voting power to vote for the election of one or more directors of such corporation.

          SECTION 1.02.  Accounting Terms and Determin-
ations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with generally accepted accounting principles as in effect from time to time, applied on a basis consistent (except for changes concurred in by the Borrower's independent public accountants) with the most recent audited consolidated financial statements of the Borrower and its Consolidated Subsidiaries delivered to the Banks; provided that, if the Borrower notifies the Agent that the Borrower wishes to amend any covenant in Article V to eliminate the effect of any change in generally accepted accounting principles on the operation of such covenant (or if the Agent notifies the Borrower that the Required Banks wish to amend Article V for such purpose), then the Borrower's compliance with such covenant shall be determined on the basis of generally accepted accounting principles in effect immediately before the relevant change in generally accepted accounting principles became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrower and the Required
Banks.

          SECTION 1.03. Types of Borrowings. The term "Borrowing" denotes the aggregation of Loans of one or more Banks to be made to the Borrower pursuant to Article II on a single date and for a single Interest Period. Borrowings are classified for purposes of this Agreement either by reference to the pricing of Loans comprising such Borrowing (e.g., a "Euro-Dollar Borrowing" is a Borrowing comprised of Euro-Dollar Loans) or by reference to the provisions of
Article II under which participation therein is determined (i.e., a "Committed Borrowing" is a Borrowing under Section
2.01 in which all Banks participate in proportion to their Commitments, while a "Money Market Borrowing" is a Borrowing under Section 2.03 in which the Bank participants are deter-mined on the basis of their bids in accordance therewith).


                         ARTICLE II

                         THE CREDITS


          SECTION 2.01.  Commitments to Lend.  Each Bank
severally agrees, on the terms and conditions set forth in this Agreement, to make loans to the Borrower pursuant to this Section from time to time prior to the Termination
Date; provided that, immediately after each such Loan is made, the sum of (i) the aggregate outstanding principal amount of Committed Loans made by such Bank plus (ii) its

Outstanding LC Exposure shall not exceed the amount of its Commitment. Each Borrowing under this Section shall be in an aggregate principal amount of $10,000,000 or any larger integral multiple of $1,000,000 (except that any such Borrowing may be in the aggregate amount available in accordance with Section 3.01(b)) and shall be made from the several Banks ratably in accordance with their respective
Percentages. Within the foregoing limits, the Borrower may borrow, repay, or to the extent permitted by Section 2.11, prepay Loans and reborrow at any time prior to the Termination Date.

          SECTION 2.02. Notice of Committed Borrowing. (a) The Borrower shall give the Agent notice (a "Notice of Committed Borrowing") not later than 11:00 A.M. (New York City time) on (x) the date of each Base Rate Borrowing,
(y) the second Domestic Business Day before each CD Borrowing and (z) the third Euro-Dollar Business Day before each Euro-Dollar Borrowing, specifying:

          (i) the date of such Borrowing, which shall be a Domestic Business Day in the case of a Domestic
     Borrowing or a Euro-Dollar Business Day in the case of a Euro-Dollar Borrowing,

         (ii)  the aggregate amount of such Borrowing,

        (iii) whether the Loans comprising such Borrowing are to be CD Loans, Base Rate Loans or Euro-Dollar
     Loans, and

         (iv) in the case of a Fixed Rate Borrowing, the duration of the Interest Period applicable thereto, subject to the provisions of the definition of Interest
     Period.

          (b)  The provisions of subsection (a) above
notwithstanding, if the Borrower shall not have given a Notice of Committed Borrowing at least two Domestic Business Days before the last day of the Interest Period applicable to an outstanding Committed Borrowing, then, unless the Borrower notifies the Agent at least two Domestic Business Days before such date that it elects not to borrow on such date, the Agent shall be deemed to have received a Notice of Committed Borrowing specifying that (i) the date of the proposed Borrowing shall be the last day of the Interest Period applicable to such outstanding Committed Borrowing,
(ii) the aggregate amount of the proposed Borrowing shall be the amount of such outstanding Committed Borrowing (reduced to the extent necessary to reflect any reduction of the Commitments on or prior to the date of the proposed

Borrowing), and (iii) the Loans comprising the proposed
Borrowing shall be Base Rate Loans.

          SECTION 2.03. Money Market Borrowings. (a) The Money Market Option. In addition to Committed Borrowings pursuant to Section 2.01, the Borrower may, as set forth in this Section, request the Banks to make offers to make Money Market Loans to the Borrower; provided that no such request shall be made on any day unless on such day (A) Level I Status or Level II Status exists or (B) the Borrower has a Short-Term Debt Rating at or above the level of A-2 from S&P or P-2 from Moody's. The Banks may, but shall have no obligation to, make such offers and the Borrower may, but shall have no obligation to, accept any such offers in the manner set forth in this Section.

          (b)  Money Market Quote Request.  When the
Borrower wishes to request offers to make Money Market Loans under this Section, it shall transmit to the Agent by telex or facsimile transmission a Money Market Quote Request substantially in the form of Exhibit B hereto (a "Money Market Quote Request") so as to be received no later than 11:00 A.M. (New York City time) on (x) the fifth Euro-Dollar Business Day prior to the date of Borrowing proposed therein, in the case of a LIBOR Auction or (y) the Domestic Business Day next preceding the date of Borrowing proposed therein, in the case of an Absolute Rate Auction (or, in either case, such other time or date as the Borrower and the Agent shall have agreed upon and the Agent shall have specified in a notice given to the Banks not later than the date of the Money Market Quote Request for the first LIBOR Auction or Absolute Rate Auction for which such change is to be effective) specifying:

          (i) the proposed date of Borrowing, which shall be a Euro-Dollar Business Day in the case of a LIBOR
     Auction or a Domestic Business Day in the case of an Absolute Rate Auction,

         (ii) the aggregate amount of such Borrowing, which shall be $10,000,000 or a larger integral multiple of $1,000,000 (except that any such Borrowing may be in the aggregate amount available in accordance with
     Section 3.01(b)),

        (iii)  the duration of the Interest Period
     applicable thereto, subject to the provisions of the definition of Interest Period, and

          (iv) whether the Money Market Quotes requested are to set forth a Money Market Margin or a Money
     Market Absolute Rate.

The Borrower may request offers to make Money Market Loans for up to five Interest Periods in a single Money Market Quote Request. No Money Market Quote Request shall be given within five Euro-Dollar Business Days (or such other number of days as the Borrower and the Agent may agree) of any other Money Market Quote Request.

          (c) Invitation for Money Market Quotes. Promptly upon receipt of a Money Market Quote Request, the Agent shall send to the Banks by telex or facsimile transmission an Invitation for Money Market Quotes substantially in the form of Exhibit C hereto (an "Invitation for Money Market Quotes"), which shall constitute an invitation by the Borrower to each Bank to submit Money Market Quotes offering to make the Money Market Loans to which such Money Market Quote Request relates in accordance with this Section.

          (d)  Submission and Contents of Money Market
Quotes. (i) Each Bank may submit a Money Market Quote containing an offer or offers to make Money Market Loans in response to any Invitation for Money Market Quotes. Each Money Market Quote must comply with the requirements of this subsection (d) and must be submitted to the Agent by telex or facsimile transmission at its offices specified in or pursuant to Section 9.01 not later than (x) 2:00 P.M. (New York City time) on the fourth Euro-Dollar Business Day prior to the proposed date of Borrowing, in the case of a LIBOR Auction or (y) 9:15 A.M. (New York City time) on the proposed date of Borrowing, in the case of an Absolute Rate Auction (or, in either case, such other time or date as shall be agreed upon by the Borrower and the Agent and specified in the Invitation for Money Market Quotes); provided that Money Market Quotes submitted by the Agent (or any affiliate of the Agent) in the capacity of a Bank may be submitted, and may only be submitted, if the Agent or such affiliate notifies the Borrower of the terms of the offer or offers contained therein not later than (x) one hour prior to the deadline for the other Banks, in the case of a LIBOR Auction or (y) 15 minutes prior to the deadline for the other Banks, in the case of an Absolute Rate Auction. Subject to Articles III and VI, any Quote so made shall be irrevocable except with the written consent of the Agent given on the instructions of the Borrower.

          (ii)  Each Money Market Quote shall be in
substantially the form of Exhibit D hereto and shall in any case specify:

          (A)  the proposed date of Borrowing,

          (B) the principal amount of the Money Market Loan for which each such offer is being made, which principal amount (w) may be greater than, equal to or less than the Commitment of the quoting Bank, (x) must be $1,000,000 or a larger integral multiple thereof,
     (y) may not exceed the principal amount of Money Market Loans for which offers were requested in the related Money Market Quote Request, and (z) may be subject to a limitation as to the aggregate principal amount of Money Market Loans for which offers being made by such quoting Bank may be accepted,

          (C) in the case of a LIBOR Auction, the margin above or below the applicable London Interbank Offered
     Rate (the "Money Market Margin"), if any, offered for each such Money Market Loan, expressed as a percentage
     (specified to the nearest 1/10,000 of 1%) to be added to or subtracted from such base rate,

          (D) in the case of an Absolute Rate Auction, the rate of interest per annum (specified to the nearest
     1/10,000 of 1%) (the "Money Market Absolute Rate") offered for each such Money Market Loan, and

          (E)  the identity of the quoting Bank.

     A Money Market Quote may set forth up to five separate offers by the quoting Bank with respect to each Interest Period specified in the related Invitation for Money Market Quotes.

          (iii) Any Money Market Quote shall be disregarded if it:

          (A)  is not substantially in conformity with
     Exhibit D hereto or does not specify all of the information required by subsection (d)(ii);

          (B) contains qualifying, conditional or similar language;

          (C) proposes terms other than or in addition to those set forth in the applicable Invitation for Money
     Market Quotes; or

          (D)  arrives after the time set forth in
     subsection (d)(i).

          (e) Notice to Borrower. The Agent shall promptly notify the Borrower of the terms (x) of any Money Market Quote submitted by a Bank that is in accordance with subsection (d) and (y) of any Money Market Quote that amends, modifies or is otherwise inconsistent with a previous Money Market Quote submitted by such Bank with respect to the same Money Market Quote Request. Any such subsequent Money Market Quote shall be disregarded by the Agent unless such subsequent Money Market Quote is submitted solely to correct a manifest error in such former Money Market Quote. The Agent's notice to the Borrower shall specify (A) the aggregate principal amount of Money Market Loans for which offers have been received for each Interest Period specified in the related Money Market Quote Request
(B) the respective principal amounts and Money Market Margins or Money Market Absolute Rates, as the case may be, so offered and (C) if applicable, limitations on the aggregate principal amount of Money Market Loans for which offers in any single Money Market Quote may be accepted.

          (f) Acceptance and Notice by Borrower. Not later than 10:00 A.M. (New York City time) on (x) the third Euro-Dollar Business Day prior to the proposed date of Borrowing, in the case of a LIBOR Auction or (y) the proposed date of Borrowing, in the case of an Absolute Rate Auction (or, in either case, such other time or date as the Borrower and the Agent shall have agreed upon and the Agent shall have specified in a notice given to the Banks not later than the date of the Quote Request for the first LIBOR Auction or Absolute Rate Auction for which such change is to be effective), the Borrower shall notify the Agent of its acceptance or non-acceptance of the offers so notified to it pursuant to subsection (e). In the case of acceptance, such notice (a "Notice of Money Market Borrowing") shall specify the aggregate principal amount of offers for each Interest Period that are accepted. The Borrower may accept any Money Market Quote in whole or in part; provided that:

          (i)  the aggregate principal amount of each Money
     Market Borrowing may not exceed the applicable amount set forth in the related Money Market Quote Request,

          (ii) immediately after giving effect to such Money
     Market Borrowing, the conditions set forth in Section
     3.01(b) would be satisfied,

          (iii)  the principal amount of each Money Market
     Borrowing must be $10,000,000 or a larger integral multiple of $1,000,000 (except that any such Borrowing may be in the aggregate amount available in accordance with Section 3.01(b)),

          (iv)  acceptance of offers for a given Interest
     Period may only be made on the basis of ascending Money
     Market Margins or Money Market Absolute Rates, as the case may be,

          (v) the Borrower may not accept any offer that is described in subsection (d)(iii) or that otherwise fails to comply with the requirements of this Agreement; and

          (vi) on the date of the acceptance of such Money Market Borrowing either (A) Level I Status or Level II Status exists or (B) the Borrower has a Short-Term Debt Rating at or above the level of A-2 from S&P or P-2 from Moody's.

          (g) Allocation by Agent. If offers are made by two or more Banks with the same Money Market Margins or Money Market Absolute Rates, as the case may be, for a greater aggregate principal amount than the amount in respect of which such offers are accepted for the related Interest Period, the principal amount of Money Market Loans in respect of which such offers are accepted shall be allocated by the Agent among such Banks as nearly as possible (in integral multiples of such amount not greater than $1,000,000 as the Agent may deem appropriate) in proportion to the aggregate principal amounts of such offers. Determinations by the Agent of the amounts of Money Market Loans shall be conclusive in the absence of manifest error.

          SECTION 2.04.  Notice to Banks; Funding of Loans.

          (a) Upon receipt of a Notice of Borrowing, the Agent shall promptly notify each Bank of the contents thereof and of such Bank's share (if any) of such Borrowing and such Notice of Borrowing shall not thereafter be revocable by the Borrower.

          (b) Not later than (x) 12:00 Noon (New York City time) on the date of each Borrowing other than a Base Rate Borrowing and (y) 1:00 P.M. (New York City time) on the date of each Base Rate Borrowing, each Bank participating therein shall (except as provided in subsection (c) of this Section) make available its share of such Borrowing, in Federal or other funds immediately available in New York City, to the Agent at its address specified in or pursuant to Section
9.01. Unless the Agent determines that any applicable condition specified in Article III has not been satisfied or waived, the Agent will, promptly upon receipt thereof, make the funds so received from the Banks available to the

Borrower in immediately available funds at the Agent's aforesaid address.

          (c) If any Bank makes a new Loan hereunder on a day on which the Borrower is to repay all or any part of an outstanding Loan from such Bank, such Bank shall apply the proceeds of its new Loan to make such repayment and only an amount equal to the difference (if any) between the amount being borrowed and the amount being repaid shall be made available by such Bank to the Agent as provided in subsection (b), or remitted by the Borrower to the Agent as provided in Section 2.12, as the case may be.

          (d) Unless the Agent shall have received notice from a Bank prior to the date of any Borrowing that such Bank will not make available to the Agent such Bank's share of such Borrowing, the Agent may assume that such Bank has made such share available to the Agent on the date of such Borrowing in accordance with subsections (b) and (c) of this
Section 2.04 and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Bank shall not have so made such share available to the Agent, such Bank and the Borrower severally agree to repay to the Agent, within one Domestic Business Day after demand, such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Agent, at (i) in the case of the Borrower, a rate per annum equal to the higher of the Federal Funds Rate and the interest rate applicable to the Loans included in such Borrowing pursuant to Section 2.07 and (ii) in the case of such Bank, the Federal Funds Rate. If such Bank shall repay to the Agent such corresponding amount, such amount so repaid shall constitute such Bank's Loan included in such Borrowing for purposes of this Agreement.

          SECTION 2.05.  Notes.

          (a) The Loans of each Bank shall be evidenced by a single Note payable to the order of such Bank for the account of its Applicable Lending Office in an amount equal to the aggregate unpaid principal amount of such Bank's
Loans.

           (b) Each Bank may, by notice to the Borrower and the Agent, request that its Loans of a particular type be evidenced by a separate Note in an amount equal to the aggregate unpaid principal amount of such Loans. Each such Note shall be in substantially the form of Exhibit A hereto with appropriate modifications to reflect the fact that it evidences solely Loans of the relevant type. Each reference in this Agreement to the "Note" of such Bank shall be deemed to refer to and include any or all of such Notes, as the context may require.

          (c)  Upon receipt of each Bank's Note pursuant to
Section 3.02(b), the Agent shall forward such Note to such Bank. Each Bank shall record the date, amount, type and maturity of each Loan made by it and the date and amount of each payment of principal made by the Borrower with respect thereto, and may, if such Bank so elects in connection with any transfer or enforcement of its Note, endorse on the schedule forming a part thereof appropriate notations to evidence the foregoing information with respect to each such Loan then outstanding; provided that the failure of any Bank to make any such recordation or endorsement, or any error in the making thereof, shall not affect the obligations of the Borrower hereunder or under the Notes. Each Bank is hereby irrevocably authorized by the Borrower so to endorse its Note and to attach to and make a part of its Note a continuation of any such schedule as and when required.

          SECTION 2.06.  Maturity of Loans.  Each Loan
included in any Borrowing shall mature, and the principal amount thereof shall be due and payable, on the last day of the Interest Period applicable to such Borrowing.

          SECTION 2.07.  Interest Rates.

          (a) Each Base Rate Loan shall bear interest on the outstanding principal amount thereof, for each day from the date such Loan is made until it becomes due, at a rate per annum equal to the Base Rate for such day plus the Base
Rate Margin. Such interest shall be payable for each Interest Period on the last day thereof. Any overdue principal of and overdue interest on any Base Rate Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the sum of (i) 1% plus
(ii) the Base Rate for such day plus (iii) the Base Rate
Margin.

          "Base Rate Margin" means a rate per annum equal to
(i) 0% for any day on which Level I Status or Level II Status exists, (ii) .0625% for any day on which Level III Status exists and (iii) .4375% for any day on which Level IV Status exists.

          (b)  Each CD Loan shall bear interest on the
outstanding principal amount thereof, for the Interest
Period applicable thereto, at a rate per annum equal to the sum of the CD Margin plus the applicable Adjusted CD Rate; provided that if any CD Loan or any portion thereof shall, as a result of clauses (2)(b)(i) or (2)(c) of the definition of Interest Period, have an Interest Period of less than 30 days, such CD Loan or portion thereof shall bear interest for each day during such Interest Period at a rate per annum equal to the Base Rate for such day plus the Base Rate
Margin.  Such interest shall be payable for each Interest
Period on the last day thereof and, if such Interest Period is longer than 90 days, 90 days after the first day thereof.
Any overdue principal of and overdue interest on any CD Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the sum of 1% plus the higher of (i) the sum of the CD Margin plus the Adjusted CD
Rate applicable to such Loan and (ii) the Base Rate for such day plus the Base Rate Margin.

          "CD Margin" means a rate per annum equal to (i)
.5625% for any day on which Level I Status exists, (ii)
.6875% for any day on which Level II Status exists, (iii)
.9375% for any day on which Level III Status exists, and
(iv) 1.3125% for any day on which Level IV Status exists.

          The "Adjusted CD Rate" applicable to any Interest
Period means a rate per annum determined pursuant to the following formula:



                   [ CDBR       ]*
         ACDR   =  [ ---------- ]  + AR
                   [ 1.00 - DRP ]

         ACDR   =  Adjusted CD Rate
         CDBR   =  CD Base Rate
          DRP   =  Domestic Reserve Percentage
          AR    =  Assessment Rate

     __________
     * The amount in brackets being rounded upward, if necessary, to the next higher 1/100 of 1%


          The "CD Base Rate" applicable to any Interest
Period is the rate of interest determined by the Agent to be the arithmetic average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the prevailing rates per annum bid at 10:00 A.M. (New York City time) (or as soon there-after as practicable) on the first day of such Interest
Period by two or more New York certificate of deposit dealers of recognized standing for the purchase at face value from each CD Reference Bank of its certificates of deposit in an amount comparable to the unpaid principal amount of the CD Loan of such CD Reference Bank to which such Interest Period applies and having a maturity comparable to such Interest Period.

          "Domestic Reserve Percentage" means for any day that percentage (expressed as a decimal) which is in effect on such day, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including without limita-tion any basic, supplemental or emergency reserves) for a member bank of the Federal Reserve System in New York City with deposits exceeding five billion dollars in respect of new non-personal time deposits in dollars in New York City having a maturity comparable to the related Interest Period and in an amount of $100,000 or more. The Adjusted CD Rate shall be adjusted automatically on and as of the effective date of any change in the Domestic Reserve Percentage.

          "Assessment Rate" means for any day the annual assessment rate in effect on such day which is payable by a member of the Bank Insurance Fund classified as adequately capitalized and within supervisory subgroup "A" (or a comparable successor assessment risk classification) within the meaning of 12 C.F.R. section 327.3(d) (or any successor provision) to the Federal Deposit Insurance Corporation (or any successor) for such Corporation's (or such successor's) insuring time deposits at offices of such institution in the United States. The Adjusted CD Rate shall be adjusted automatically on and as of the effective date of any change in the Assessment Rate.

          (c) Each Euro-Dollar Loan shall bear interest on the outstanding principal amount thereof, for each day during the Interest Period applicable thereto, at a rate per annum equal to the sum of the Euro-Dollar Margin for such day plus the applicable Adjusted London Interbank Offered Rate. Such interest shall be payable for each Interest Period on the last day thereof and, if such Interest Period is longer than three months, three months after the first day thereof.

          "Euro-Dollar Margin" means a rate per annum equal to (i) .4375% for any day on which Level I Status exists,
(ii) .5625% for any day on which Level II Status exists,
(iii) .8125% for any day on which Level III Status exists, and (iv) 1.1875% for any day on which Level IV Status exists.

          The "Adjusted London Interbank Offered Rate" applicable to any Interest Period means a rate per annum equal to the quotient obtained (rounded upward, if necessary, to the next higher 1/100 of 1%) by dividing (i) the applicable London Interbank Offered Rate by (ii) 1.00 minus the Euro-Dollar Reserve Percentage.

          The "London Interbank Offered Rate" applicable to any Interest Period means the average (rounded upward, if necessary, to the next higher 1/16 of 1%) of the respective rates per annum at which deposits in dollars are offered to each of the Euro-Dollar Reference Banks in the London interbank market at approximately 11:00 A.M. (London time) two Euro-Dollar Business Days before the first day of such Interest Period in an amount approximately equal to the principal amount of the Euro-Dollar Loan of such Euro-Dollar Reference Bank to which such Interest Period is to apply and for a period of time comparable to such Interest Period.

          "Euro-Dollar Reserve Percentage" means for any day that percentage (expressed as a decimal) which is in effect on such day, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement for a member bank of the Federal Reserve System in New York City with deposits exceeding five billion dollars in respect of "Eurocurrency liabilities" (or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Euro-Dollar Loans is determined or any category of extensions of credit or other assets which includes loans by a non-United States office of any Bank to United States residents). The Adjusted London Interbank Offered Rate shall be adjusted automatically on and as of the effective date of any change in the Euro-Dollar Reserve Percentage.

          (d) Any overdue principal of and overdue interest on any Euro-Dollar Loan shall bear interest, payable on demand, for each day from and including the date payment thereof was due to but excluding the date of actual payment, at a rate per annum equal to the sum of 1% plus the Euro-Dollar Margin plus the higher of (i) the Adjusted
London Interbank Offered Rate applicable to such Loan and
(ii) the quotient obtained (rounded upward, if necessary, to the next higher 1/100 of 1%) by dividing (x) the average
(rounded upward, if necessary, to the next higher 1/16 of 1%) of the respective rates per annum at which one day (or, if such amount due remains unpaid more than three
Euro-Dollar Business Days, then for such other period of time not longer than three months as the Agent may select) deposits in dollars in an amount approximately equal to such overdue payment due to each of the Euro-Dollar Reference
Banks are offered to such Euro-Dollar Reference Bank in the

London interbank market for the applicable period determined as provided above by (y) 1.00 minus the Euro-Dollar Reserve Percentage (or, if the circumstances described in clause (a) or (b) of Section 8.01 shall exist, at a rate per annum equal to the sum of 1% plus the Base Rate for such day plus the Base Rate Margin).

          (e) Subject to Section 8.01(a), each Money Market LIBOR Loan shall bear interest on the outstanding principal amount thereof, for the Interest Period applicable thereto, at a rate per annum equal to the sum of the London Interbank Offered Rate for such Interest Period (determined in accordance with Section 2.07(c) as if the related Money Market LIBOR Borrowing were a Committed Euro-Dollar Borrowing) plus (or minus) the Money Market Margin quoted by the Bank making such Loan in accordance with Section 2.03. Each Money Market Absolute Rate Loan shall bear interest on the outstanding principal amount thereof, for the Interest Period applicable thereto, at a rate per annum equal to the Money Market Absolute Rate quoted by the Bank making such
Loan in accordance with Section 2.03.   Such interest shall
be payable for each Interest Period on the last day thereof and, if such Interest Period is longer than three months, at intervals of three months after the first day thereof. Any overdue principal of and overdue interest on any Money Market Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the sum of 1% plus the Base Rate for such day.

          (f) The Agent shall determine each interest rate applicable to the Loans hereunder. The Agent shall give prompt notice to the Borrower and the participating Banks of each rate of interest so determined, and its determination thereof shall be conclusive in the absence of manifest error.

          (g) Each Reference Bank agrees to use its best efforts to furnish quotations to the Agent as contemplated by this Section. If any Reference Bank does not furnish a timely quotation, the Agent shall determine the relevant interest rate on the basis of the quotation or quotations furnished by the remaining Reference Bank or Banks or, if none of such quotations is available on a timely basis, the provisions of Section 8.01 shall apply.

          SECTION 2.08.  Fees.

          (a) Commitment Fee. The Borrower shall pay to the Agent, for the account of the Banks, ratably in accordance with their respective Percentages, a commitment fee at a rate per annum equal to: (i) .0625% for any day on which Level I Status exists, (ii) 0% for any day on which Level II Status exists, (iii) .125% for any day on which Level III Status exists, and (iv) .25% for any day on which Level IV Status exists. Such commitment fee shall accrue from and including the Effective Date to but excluding the Termination Date (or earlier date of termination of the Commitments in their entirety) on the daily average amount by which the aggregate amount of the Commitments exceeds the Aggregate Usage.

          (b) Facility Fee. The Borrower shall pay to the Agent, for the account of the Banks, ratably in accordance with their respective Percentages, a facility fee at a rate per annum equal to: (i) .1875% for any day on which Level I Status exists and (ii) .25% for any day on which Level II Status, Level III Status or Level IV Status exists. Such facility fee shall accrue (i) from and including the Effective Date to but excluding the Termination Date (or earlier date of termination of the Commitments in their entirety), on the daily average aggregate amount of the Commitments (whether used or unused) and (ii) if any Committed Loans or LC Liabilities remain outstanding after the Commitments terminate in their entirety, then from and including the date on which the Commitments terminate in their entirety to but excluding the first day thereafter on which no Committed Loans or LC Liabilities remain outstanding, on the daily average aggregate outstanding amount of the Committed Loans and the LC Liabilities.

          (c) Participation Fees. The Borrower shall pay to the Agent on the Effective Date:

          (i) for the account of each Bank that initially committed to lend $50,000,000 or more (without regard to the amount accepted by the Borrower as such Bank's
     Commitment), a participation fee in an amount equal to .1875% of its Commitment;

         (ii) for the account of each Bank that initially committed to lend at least $40,000,000 but less than $50,000,000 (without regard to the amount accepted by the Borrower as such Bank's Commitment), a participa-tion fee in an amount equal to .15% of its Commitment;

        (iii) for the account of each Bank that initially committed to lend at least $30,000,000 but less than $40,000,000 (without regard to the amount accepted by the Borrower as such Bank's Commitment), a participa-tion fee in an amount equal to .125% of its Commitment; and

         (iv) for the account of each Bank that initially committed to lend at least $20,000,000 but less than $30,000,000 (without regard to the amount accepted by the Borrower as such Bank's Commitment), a participa-tion fee in an amount equal to .10% of its Commitment.

On or before the Effective Date, the Agent shall deliver to the Borrower a certificate setting forth the amount that each Bank initially committed to lend, which certificate shall be conclusive in the absence of manifest error.

          (d) Payments. Fees accrued under subsections (a) and (b) above shall be payable quarterly on December 31, 1993 and on each March 31, June 30, September 30 and December 31 thereafter or, if earlier, the date of termination of the Commitments in their entirety (and, if later, the first day thereafter on which no Committed Loans or LC Liabilities remain outstanding).

          SECTION 2.09. Reduction of Commitments. (a) The Borrower may, upon at least three Domestic Business Days' notice to the Agent, (i) terminate the Commitments at any time, if no Loans or LC Liabilities are outstanding at such time, or (ii) ratably reduce from time to time, by an aggregate amount of $10,000,000 or any larger integral multiple of $1,000,000, the aggregate amount of the Commitments in excess of the Aggregate Usage.

          (b)  On each Commitment Reduction Date, the
Commitments shall be ratably reduced to the extent (if any) required so that the aggregate amount of the Commitments immediately after such reduction will not exceed the "Maximum Aggregate Commitment" set forth below opposite such Commitment Reduction Date:

Commitment Reduction Date     Maximum Aggregate Commitment

     December 31, 1994                  $450,000,000
     December 31, 1995                  $400,000,000
     December 31, 1996                  $350,000,000
     December 31, 1997                  $300,000,000

          (c)  If the Borrower receives any Net Cash
Proceeds of Asset Sales or a Spring Creek Prepayment or elects to designate a dividend or other amount received from PFS as an Excess PFS Payment:

          (i) the aggregate amount of the Commitments shall be reduced by an amount equal to (A) 75% of such Net Cash Proceeds of Asset Sales, Spring Creek Prepayment or Excess PFS Payment until Total Senior Secured

     Obligations are reduced to $300,000,000 and (B) 50% of such Net Cash Proceeds of Asset Sales, Spring Creek
     Prepayment or Excess PFS Payment thereafter; provided that, if Total Senior Secured Obligations subsequently exceed $300,000,000 at any time, the aggregate amount of the Commitments shall be further reduced to the extent required to reduce such aggregate amount to the level to which it would have been reduced pursuant to the provisions hereof if Total Senior Secured
     Obligations had not previously fallen below
     $300,000,000;

         (ii) each reduction of the aggregate amount of the Commitments pursuant to this subsection (c) shall be effective three Euro-Dollar Business Days after the event requiring such reduction occurs and shall be applied ratably to the respective Commitments of the Banks; and

        (iii) the Borrower shall give the Agent at least two Euro-Dollar Business Days' notice of each reduction of the aggregate Commitments pursuant to this subsection (c) and a certificate of a Responsible Officer setting forth the information necessary to determine the amount of such reduction.

          (d) On each Commitment Reduction Date or other date on which the aggregate amount of the Commitments is reduced pursuant to this Section, the Borrower shall repay such principal amount of each Bank's outstanding Loans as may be necessary so that after such repayment, (i) the Aggregate Usage does not exceed the aggregate amount of the Commitments as then reduced and (ii) the sum of (a) the unpaid principal amount of the Committed Loans of each Bank and (b) such Bank's Outstanding LC Exposure does not exceed the amount of its Commitment as then reduced. The particular Borrowings to be repaid shall be designated by the Borrower at the time of such reduction; provided that
(i) all Committed Borrowings maturing on the date of such reduction shall be repaid before any Fixed Rate Borrowing maturing after such date is repaid pursuant to this subsection (d) and (ii) if any Fixed Rate Borrowing maturing after such date is to be repaid pursuant to this subsection
(d), such repayment shall be deferred to the last day of the Interest Period applicable thereto, unless the Required
Banks (or, in the case of a Money Market Loan, either the relevant lending Bank or the Required Banks) otherwise elect by notice to the Borrower through the Agent. If any repayment required by this subsection (d) is deferred, the facility fee provided for in Section 2.08(b) shall continue to accrue on the amount of such deferred payment until such payment is made. Each repayment or prepayment pursuant to this subsection (d) shall be made together with interest accrued on the amount repaid to the date of repayment, and shall be applied ratably to pay the Loans of the several
Banks included in the related Borrowing.

          SECTION 2.10.  Mandatory Termination of
Commitments. The Commitments shall terminate on the Termination Date, and any Loans then outstanding (together with accrued interest thereon) shall be due and payable on such date.

          SECTION 2.11.  Optional Prepayments.  (a)  The
Borrower may, upon at least one Domestic Business Day's notice to the Agent, prepay any Base Rate Borrowing (or any Money Market Borrowing bearing interest at the Base Rate pursuant to Section 8.01(a)) in whole at any time, or from time to time in part in amounts aggregating $5,000,000 or any larger integral multiple of $1,000,000, by paying the principal amount to be prepaid together with interest accrued thereon to the date of prepayment. Each such optional prepayment shall be applied to prepay ratably the Loans of the several Banks included in such Borrowing.

          (b) Subject to the provisions of Section 2.13, the Borrower may, upon at least three Domestic Business Days' notice to the Agent, in the case of CD Loans or Money Market Loans, and three Euro-Dollar Business Days' notice to the Agent, in the case of Euro-Dollar Loans, prepay any Fixed Rate Borrowing in whole at any time by paying the principal amount to be prepaid together with interest accrued thereon to the date of prepayment.

          (c)  Upon receipt of a notice of prepayment
pursuant to this Section, the Agent shall promptly notify each Bank of the contents thereof and of such Bank's ratable share (if any) of such prepayment and such notice shall not thereafter be revocable by the Borrower.

          SECTION 2.12.  General Provisions as to Payments.
(a) The Borrower shall make each payment of principal of, and interest on, the Loans and of fees hereunder, not later than 12:00 Noon (New York City time) on the date when due, in Federal or other funds immediately available in New York
City, to the Agent at its address referred to in Section
9.01. The Agent will promptly distribute to each Bank its ratable share (if any) of each such payment received by the Agent for the account of the Banks. Whenever any payment of principal of, or interest on, the Domestic Loans or of fees shall be due on a day which is not a Domestic Business Day, the date for payment thereof shall be extended to the next succeeding Domestic Business Day. Whenever any payment of principal of, or interest on, the Euro-Dollar Loans shall be due on a day which is not a Euro-Dollar Business Day, the date for payment thereof shall be extended to the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case the date for payment thereof shall be the next preceding Euro-Dollar Business Day. Whenever any payment of principal of, or interest on, the Money Market Loans shall be due on a day which is not a Euro-Dollar Business Day, the date for payment thereof shall be extended to the next succeeding Euro-Dollar Business Day. If the date for any payment of principal is extended in accordance with this Section 2.12, by operation of law or otherwise, interest thereon shall be payable for such extended time.

          (b) Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Banks hereunder that the Borrower will not make such payment in full, the Agent may assume that the Borrower has made such payment in full to the Agent on such date and the Agent may, in reliance upon such assumption, cause to be distributed to each Bank on such due date an amount equal to the amount then due such Bank. If and to the extent that the Borrower shall not have so made such payment, each Bank shall repay to the Agent forthwith on demand such amount distributed to such Bank together with interest thereon, for each day from the date such amount is distributed to such Bank until the date such Bank repays such amount to the Agent, at the Federal Funds Rate.

          SECTION 2.13. Funding Losses. If the Borrower makes any payment of principal with respect to any Fixed Rate Loan (pursuant to Section 2.09(d) or 2.11(b) or Article VI or VIII or otherwise) on any day other than the last day of the Interest Period applicable thereto, or the last day of an applicable period fixed pursuant to Section 2.07(d), or if the Borrower fails to borrow any Fixed Rate Loans after notice has been given to any Bank in accordance with
Section 2.04(a), the Borrower shall reimburse each Bank within 15 days after demand for any resulting loss or expense incurred by it (or by an existing or prospective Participant in the related Loan), including (without limitation) any loss incurred in obtaining, liquidating or employing deposits from third parties, but excluding loss of margin for the period after any such payment or failure to borrow, provided that such Bank shall have delivered to the Borrower a certificate as to the amount of such loss or expense, which certificate shall be conclusive in the absence of manifest error.

          SECTION 2.14. Computation of Interest and Fees. Interest based on the Prime Rate hereunder shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and paid for the actual number of days elapsed (including the first day but excluding the last day). All other interest and all letter of credit fees, commitment fees and facility fees shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

          SECTION 2.15.  Letters of Credit.  (a) Any Bank
listed on the signature pages hereof may (but shall not be obligated to) issue a letter of credit at the Borrower's request and for its account pursuant to this Section 2.15;
provided that:

          (i) such Bank is satisfied with the form and substance of such letter of credit, the fronting fee to be paid to it by the Borrower in connection therewith and any related documentation to be signed or provided by the Borrower in connection therewith;

         (ii) such letter of credit shall comply with the provisions of subsection (d) of this Section;

        (iii) at least three Domestic Business Days before the proposed date of issuance (or thereafter if such delayed notice is acceptable to the Agent), the Borrower shall give the Agent notice specifying the proposed date of issuance and the expiry date of such letter of credit, the face amount thereof, the nature of the transaction to be supported thereby and the name of the proposed issuing Bank;

         (iv) immediately after such letter of credit is issued, the aggregate outstanding amount of the LC
     Liabilities shall not exceed $100,000,000;

          (v) the Borrower shall have advised the proposed issuing Bank on the date of issuance of such letter of credit that the applicable conditions to issuance set forth in Section 3.01 hereof (including, without limitation, Section 3.01(b)) and in clause (iv) of this subsection are satisfied and the Agent shall have advised the proposed issuing Bank on such date that the Agent has not determined that any of such conditions are not satisfied; and

         (vi) such issuing Bank or the Borrower shall have notified the Agent of the issuance of such letter of credit and the face amount thereof on or before the date of issuance thereof (or thereafter if such delayed notice is acceptable to the Agent and does not result in a violation of Section 3.01(b) or subsection (a)(iv) or (e)(ii) of this Section in connection with any other Credit Extension).

For all purposes of this Agreement, each letter of credit issued in compliance with the foregoing provisions of this subsection (a) shall constitute a "Letter of Credit" and the Bank issuing such Letter of Credit, in its capacity as the issuer thereof (together with its successors in such capacity), shall constitute an "LC Issuing Bank".

          (b) Upon the issuance of a Letter of Credit in accordance with subsection (a) of this Section, the LC Issuing Bank shall be deemed, without further action by any party hereto, to have sold to each Bank, and each Bank shall be deemed, without further action by any party hereto, to have purchased from the LC Issuing Bank, a participation in such Letter of Credit and the related LC Liabilities in proportion to its Percentage.

          (c) Promptly upon receiving notice pursuant to clause (vi) of subsection (a) of the issuance of a Letter of Credit, the Agent shall notify each Bank of the contents of such notice and such Bank's participation in such Letter of Credit.

          (d) No Letter of Credit shall have an initial expiry date later than the earlier of (i) the fifth Domestic Business Day prior to the Termination Date and (ii) the day which is one year after the date of issuance thereof. Each Letter of Credit shall be terminable upon notice given by the LC Issuing Bank to the beneficiary thereof (an "LC Termination Notice") at the direction of the Agent in accordance with Section 6.01 and shall contain express language to the foregoing effect setting forth the minimum number of days' notice required for any such termination (which minimum number of days shall be specified by the Borrower but shall not exceed 60 days).

          (e) The Borrower may request an LC Issuing Bank to extend the expiry date of an outstanding Letter of Credit from time to time; provided that the extended expiry date thereof shall not be later than the earlier of (i) the fifth Domestic Business Day prior to the Termination Date and (ii) the day which is 14 months after the date (the "Extension Date") on which the LC Issuing Bank extends or becomes legally committed to extend such expiry date. No extension of a Letter of Credit shall be effective to extend the obligations of the Banks to the LC Issuing Bank hereunder unless:

          (i) the Borrower or the LC Issuing Bank shall give the Agent at least three Domestic Business Days' notice specifying the proposed Extension Date and the proposed new expiry date of such Letter of Credit;

         (ii) immediately after such Letter of Credit is extended, the aggregate outstanding amount of the LC
     Liabilities shall not exceed $100,000,000;

        (iii) the Borrower shall have advised the LC Issuing Bank on the Extension Date of such Letter of Credit that the applicable conditions to extension set forth in Section 3.01 hereof (including, without limitation, Section 3.01(b)) and in clause (ii) of this subsection are satisfied and the Agent shall have advised the LC Issuing Bank on such date that the Agent has not determined that any of such conditions are not satisfied; and

         (iv) the LC Issuing Bank or the Borrower shall have notified the Agent of the extension of such Letter of Credit on or before the Extension Date (or thereafter if such delayed notice is acceptable to the Agent and does not result in a violation of Section 3.01(b) or subsection (a)(iv) or (e)(ii) of this
     Section in connection with any other Credit Extension).

          (f) Each LC Issuing Bank shall notify the Agent and the Borrower promptly of any reduction in the outstanding undrawn amount of each Letter of Credit issued by it and any termination thereof. The Agent may rely on such notices (or the absence of any such notice) in calculating the Aggregate Usage and the aggregate outstanding amount of the LC Liabilities from time to time. Promptly upon receiving notice pursuant to clause (iv) of subsection (e) of the extension of a Letter of Credit, the Agent shall notify each Bank of the contents of such notice.

          (g) The Borrower shall pay to the Agent, for the account of the Banks ratably in accordance with their respective Percentages, a letter of credit fee at the LC Fee
Rate on the aggregate amount available for drawings under each Letter of Credit outstanding from time to time. Such fee shall be payable in arrears on the last day of each Fiscal Quarter for so long as the relevant Letter of Credit is outstanding and on the expiry date thereof. The Borrower shall pay to each LC Issuing Bank additional fronting fees and expenses in the amounts and at the times agreed between the Borrower and such LC Issuing Bank. Each LC Issuing Bank shall furnish to the Agent upon request such information as the Agent shall require in order to calculate the amount of any fee payable for the account of the Banks under this subsection (g).

          "LC Fee Rate" means a rate per annum equal to (i)
.4375% for any day on which Level I Status exists, (ii)
.5625% for any day on which Level II Status exists, (iii)
.8125% for any day on which Level III Status exists, and
(iv) 1.1875% for any day on which Level IV Status exists.

          (h) Upon receipt from the beneficiary of any Letter of Credit of any demand for payment under such Letter of Credit, the relevant LC Issuing Bank shall notify the Agent and the Agent shall promptly notify the Borrower and each other Bank as to the amount to be paid by such LC Issuing Bank as a result of such demand and the proposed payment date (an "LC Payment Date"). The responsibility of such LC Issuing Bank to the Borrower and each Bank shall be only to determine that the documents (including each demand for payment) delivered in connection with such demand conform in all material respects with the requirements of such Letter of Credit. Each LC Issuing Bank shall endeavor to exercise the same care in the issuance and administration of the Letters of Credit issued by it as it does with respect to letters of credit in which no participations are granted, it being understood that in the absence of gross negligence or willful misconduct by an LC Issuing Bank, each Bank shall be unconditionally and irrevocably liable, without regard to the occurrence of any Event of Default or any condition precedent whatsoever, to reimburse such LC Issuing Bank on demand for (i) such Bank's Percentage of the amount of each payment made by such LC Issuing Bank under each Letter of Credit issued by it, to the extent such amount is not reimbursed by the Borrower pursuant to subsection (i) below, plus (ii) interest on the foregoing amount to be reimbursed by such Bank, for each day from the date of such LC Issuing Bank's demand for such reimbursement (or, if such demand is made after 11:00 A.M. (New York City time) on such date, from the next succeeding Domestic Business Day) to the date on which such Bank pays the amount to be reimbursed by it, at a rate of interest per annum equal to the Federal Funds Rate for such day.

          (i)  The Borrower shall be irrevocably and
unconditionally obligated to reimburse each LC Issuing Bank on or before the applicable LC Reimbursement Date for all amounts paid by such LC Issuing Bank upon any drawing under any Letter of Credit issued by it, without presentment, demand, protest or other formalities of any kind; provided that neither the Borrower nor any Bank shall hereby be precluded from asserting any claim for direct (but not consequential) damages suffered by the Borrower or such Bank to the extent, but only to the extent, caused by (i) the willful misconduct or gross negligence of such LC Issuing Bank in determining whether a request presented under any such Letter of Credit complied with the terms of such Letter of Credit or (ii) such LC Issuing Bank's failure to pay under any Letter of Credit issued by it after the presentation to it of a request strictly complying with the terms and conditions of such Letter of Credit. All such amounts paid by an LC Issuing Bank and remaining unpaid by the Borrower shall bear interest, payable on demand, for each day until paid at a rate per annum equal to (x) the rate applicable to Base Rate Loans for such day if such day falls before the applicable LC Reimbursement Date and (y) the sum of 1% plus the rate applicable to Base Rate Loans for such day if such day falls on or after such LC Reimbursement Date. Each LC Issuing Bank will pay to each Bank ratably in accordance with its Percentage all amounts received from the Borrower for application in payment, in whole or in part, of the Reimbursement Obligation in respect of any Letter of Credit issued by it, but only to the extent that such Bank has made payment to such LC Issuing Bank in respect of such Letter of Credit pursuant to subsection (h) of this Section.

          (j) If, after the date of this Agreement, any Change in Law shall impose, modify or deem applicable any reserve, special deposit or similar requirement against or with respect to or measured by reference to Letters of Credit issued or to be issued hereunder or participations therein, and the result shall be to increase the cost to any Bank or LC Issuing Bank of issuing or maintaining any Letter of Credit or any participation therein, or reduce any amount receivable by any Bank or LC Issuing Bank hereunder in respect of any Letter of Credit (which increase in cost, or reduction in amount receivable, shall be the result of such Bank's or LC Issuing Bank's reasonable allocation of the aggregate of such increases or reductions resulting from such event), then, upon demand by such Bank or LC Issuing Bank, the Borrower agrees to pay to such Bank or LC Issuing Bank, from time to time as specified by such Bank or LC Issuing Bank, such additional amounts as shall be sufficient to compensate such Bank or LC Issuing Bank for such increased costs or reductions in amount incurred by such Bank or LC Issuing Bank; provided that the Borrower's obligation to pay such Bank or LC Issuing Bank shall be limited to the cost or reduction that is attributable to the period commencing 90 days prior to the date on which such Bank or LC Issuing Bank notifies the Borrower of the event entitling such Bank or LC Issuing Bank to such compensation. A certificate of such Bank or LC Issuing Bank submitted by such Bank or LC Issuing Bank to the Borrower shall be conclusive as to the amount thereof in the absence of manifest error.

          (k)   The Borrower's obligations under this
Section 2.15 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment which the Borrower may have or have had against any LC Issuing Bank, any Bank or any beneficiary of a Letter of Credit. Without limiting the generality of the foregoing, the Borrower further agrees that the LC Issuing Banks and the Banks shall not be responsible for, and the Borrower's Reimbursement Obligation in respect of any Letter of Credit shall not be affected by, the validity or genuineness of documents or of any endorsements thereon, even if such documents should in fact prove to be in any or all respects invalid, fraudulent or forged, or any dispute between or among the Borrower, any of its Subsidiaries, the beneficiary of any Letter of Credit or any financing institution or other party to whom any Letter of Credit may be transferred or any claims or defenses whatsoever of the Borrower or any of its Subsidiaries against the beneficiary of any Letter of Credit or any such transferee. No LC Issuing Bank, if acting in good faith and without gross negligence, shall be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit issued by it. The Borrower agrees that any action taken or omitted by any Bank or LC Issuing Bank under or in connection with any Letter of Credit and the related drafts and documents, if done in good faith and without gross negligence, shall be binding upon the Borrower and shall not put such Bank or LC Issuing Bank under any liability to the Borrower.

          (l)  To the extent not inconsistent with
subsection (k) above, each LC Issuing Bank shall be entitled to rely, and shall be fully protected in relying upon, any Letter of Credit, draft, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel, independent accountants and other experts selected by such LC Issuing Bank. Each LC Issuing Bank shall be fully justified in failing or refusing to take any action under this Agreement unless it shall first have received such advice or concurrence of the Required Banks as it reasonably deems appropriate or it shall first be indemnified to its reasonable satisfaction by the Banks against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Notwithstanding any other provision of this
Section 2.15, each LC Issuing Bank shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement in accordance with a request of the Required Banks, and such request and any action taken or failure to act pursuant thereto shall be binding upon the Banks and all future holders of participations in any Letter of Credit issued by such LC Issuing Bank.

          (m) The Borrower agrees to indemnify and hold harmless each Bank, the relevant LC Issuing Bank and the Agent, and their respective directors, officers, agents and employees (the "LC Indemnitees") from and against any and all claims and damages, losses, liabilities, costs or expenses which such LC Indemnitee may incur (or which may be claimed against such LC Indemnitee by any Person whatsoever) by reason of or in connection with the execution and delivery or transfer of or payment or failure to pay under any Letter of Credit or any actual or proposed use of any Letter of Credit, including, without limitation, any claims, damages, losses, liabilities, costs or expenses which the relevant LC Issuing Bank may incur by reason of or in connection with the failure of any other Bank to fulfill or comply with its obligations to such LC Issuing Bank hereunder (but nothing herein contained shall affect any rights the Borrower may have against any defaulting Bank); provided that the Borrower shall not be required to indemnify any LC Indemnitee for any claims, damages, losses, liabilities, costs or expenses to the extent, but only to the extent, caused by (i) the willful misconduct or gross negligence of such LC Issuing Bank in determining whether a request presented under such Letter of Credit complied with the terms of such Letter of Credit or (ii) such LC Issuing Bank's failure to pay under such Letter of Credit after the presentation to it of a request strictly complying with the terms and conditions of such Letter of Credit. Nothing in this subsection (m) is intended to limit the obligations of the Borrower under any other provision of this Agreement.

          (n) If any proceeding shall be brought or, to the knowledge of any LC Indemnitee threatened, against such LC Indemnitee by reason of or in connection with which such LC Indemnitee may claim indemnification pursuant to subsection
(m) of this Section, such LC Indemnitee shall promptly notify the Borrower thereof in writing. Such LC Indemnitee shall have the right to employ its own counsel and to deter-mine its own defense in such proceeding, but the reasonable fees and expenses thereof (including allocated costs of internal counsel and disbursements of internal counsel) shall be paid by the Borrower. The Borrower shall not be liable for any settlement of any such proceeding effected without its consent, which consent shall not be unreasonably withheld. Nothing in this subsection (n) is intended to limit the obligations of the Borrower under any provision of this Agreement other than subsection (m) of this Section.

          (o) Each Bank shall, ratably in accordance with its Percentage, indemnify each LC Issuing Bank and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) against any cost, expense (including reasonable counsel fees and disbursements, including allocated costs of internal counsel and disburse-ments of internal counsel), claim, demand, action, loss or liability (except such as result from such indemnitees' gross negligence or willful misconduct or such LC Issuing Bank's failure to pay under any Letter of Credit after the presentation to it of a request strictly complying with the terms and conditions of such Letter of Credit) that such indemnitees may suffer or incur in connection with this
Section 2.15 or any action taken or omitted by such indemnitees hereunder.

          (p)  In its capacity as a Bank, each LC Issuing
Bank shall have the same rights and obligations as any other
Bank.

          SECTION 2.16. Releases of Collateral. (a) The Borrower shall not cause the Collateral Agent to release any assets (except Excluded Cash Distributions) from the Security Interests pursuant to Section 16 of the Security Agreement (or otherwise cause any assets (except Excluded Cash Distributions) to be so released) unless, at the time of such release, (i) no Default shall have occurred and be continuing and (ii) the Borrower is entitled to obtain such release pursuant to one of the following clauses:

          (1) with the prior written consent of all the Banks, the Borrower may at any time cause the Collateral Agent to release from the Security Interests any or all of the assets included in the Collateral;

          (2) if Level I Status exists, the Borrower may cause the Collateral Agent to release from the Security Interests any or all of the assets included in the Collateral, with the prior written consent of the Required Banks;

          (3) if the Borrower proposes to sell specified assets included in the Collateral for a consideration consisting entirely of cash and such sale would not contravene Section 5.11, the Borrower may cause the

     Collateral Agent to release such specified assets from the Security Interests; provided that the cash proceeds of such sale are (i) applied to prepay the Loans to the extent, if any, required to comply with Section 2.09(d), (ii) applied to prepay other Secured Obligations to the extent, if any, that the legal opinion delivered to the Collateral Agent pursuant to
     Section 16(A)(iii) of the Security Agreement assumes or is otherwise premised on such proceeds being applied to prepay such Secured Obligations and (iii) to the extent required to be applied pursuant to the foregoing clauses (i) and (ii), paid to the Collateral Agent substantially concurrently with such release and held by it as security for the relevant Secured Obligations until applied to the payment thereof; and

          (4) if the Borrower proposes to sell any or all of the Pledged Stock of PGC for a consideration that does not consist entirely of cash, the Borrower may cause the Collateral Agent to release such Pledged Stock from the Security Interests; provided that (i) the cash portion of such consideration, if any, is applied (and held by the Collateral Agent until so applied) as provided in clause (3) of this subsection
     (a) and (ii) the non-cash portion of such consideration is added to the Collateral under the Security Agreement by documentation in form and substance satisfactory to the Agent accompanied by an Opinion of Counsel (as defined in the Security Agreement) in form and substance satisfactory to the Agent with respect to the creation, validity and perfection of the Security Interests therein and such additional matters relating thereto as the Agent may reasonably request.

          (b) Even if a proposed release of assets from the Security Interests is permitted by this Section 2.16 and does not contravene Section 5.11, the Borrower's right to obtain such release shall be subject to the provisions of
Section 16 of the Security Agreement, including without limitation the provisions thereof permitting Secured Parties to prevent such a release by giving timely notice to the Collateral Agent as provided therein.

          (c) If, subsequent to any release of assets from the Security Interests pursuant to subsection (a)(2) above, Level I Status ceases to exist, the Borrower shall, within 10 Domestic Business Days after Level I Status ceases to exist, take all action necessary (or reasonably requested by the Collateral Agent) to grant security interests in the assets so released to the Collateral Agent under the Security Agreement and to perfect such security interests; provided that this subsection (c) shall not apply to assets that the Borrower has sold or become legally obligated to sell before Level I Status ceased to exist (as to which the Borrower shall comply with the applicable provisions of
Section 2.09).

          (d) If any or all of the assets included in the Collateral are released pursuant to subsection (a)(2) above, the Borrower will not voluntarily create any Lien on such assets or agree to any restriction on its ability to grant security interests in such assets to the Collateral Agent again, if and when required to do so by subsection (c) above.


                         ARTICLE III

                         CONDITIONS


          SECTION 3.01.  Credit Extensions.  The obligation
of each Bank to make a Loan on the occasion of each Borrowing and the issuance or extension of a Letter of Credit on the occasion of a request therefor by the Borrower are each subject to the satisfaction of the following conditions:

          (a)  receipt by the Agent of notice of such
     Borrowing as required by Section 2.02 or 2.03 or notices with respect to the issuance or extension of such Letter of Credit as required by Section 2.15(a) or
     (e), as the case may be;

          (b)  the fact that, immediately after giving
     effect to such Credit Extension, (i) the Aggregate
     Usage will not exceed the aggregate amount of the Commitments and (ii) the Projected Aggregate Usage on each subsequent Commitment Reduction Date will not exceed the aggregate amount of the Commitments scheduled to remain in effect immediately after such Commitment Reduction Date;

          (c) the fact that, immediately before and after such Credit Extension: (i) in the case of a Refunding Borrowing or an extension of an outstanding Letter of Credit, no Event of Default and no Default under
     Section 6.01(a) and (ii) in the case of any other Credit Extension, no Default shall have occurred and be continuing;

          (d)  the fact that the representations and
     warranties of the Borrower contained in this Agreement and the Security Agreement (except (i) in the case of a Refunding Borrowing or the extension of an outstanding Letter of Credit, the representations and warranties set forth in Sections 4.04(e), 4.05 and 4.06 and (ii) in the case of all Credit Extensions after the Effective Date, the representations and warranties set forth in Sections 4.11(b) and 4.12(a) hereof and
     Section 2(D) of the Security Agreement) shall be true on and as of the date of such Credit Extension; and

          (e) the fact that no Notice to Foreclose has been given to the Collateral Agent under the Security
     Agreement and remains in effect.

Each Credit Extension hereunder shall be deemed to be a representation and warranty by the Borrower on the date of such Credit Extension as to the facts specified in clauses
(b), (c), (d) and (e) of this Section.

          SECTION 3.02.  Conditions to Effectiveness.  This
Agreement shall become effective and binding upon the parties hereto on the date on which each of the following conditions shall have been satisfied (or waived in accordance with Section 9.05):

          (a) receipt by the Agent of counterparts of this Agreement signed by each of the parties listed on the signature pages hereof (or, in the case of any such party as to which an executed counterpart shall not have been received, receipt by the Agent in form satisfactory to it of facsimile or other written confirmation from such party of its execution of a counterpart of this Agreement);

          (b) receipt by the Agent of a duly executed Note for the account of each Bank dated on or before the Effective Date complying with the provisions of Section
     2.05;

          (c) receipt by the Agent of counterparts of the Security Agreement and the PCI Agreement duly executed and delivered by each of the parties thereto and duly executed UCC-1 financing statements with respect to the general intangibles included in the Collateral;

          (d)  receipt by the Collateral Agent of the
     certificates representing the Original Pledged Stock delivered in accordance with the Security Agreement and the Spring Creek Note delivered in accordance with the PCI Agreement;

          (e) receipt by the Agent of evidence satisfactory to it that each holder of Secured Obligations whose consent is required to permit the Borrower to grant security interests in the Collateral under the Security Agreement has (i) consented thereto and (ii) agreed to be bound by the provisions of the Security Agreement;

          (f) receipt by the Agent of counterparts of all Secured Agreements (as such term is defined in the Security Agreement) referred to in Schedule I to the Security Agreement;

          (g) the "Commitments" (as defined in the Existing PHI Credit Agreement) shall have been terminated and all loans outstanding under the Existing PHI Credit Agreement, all interest accrued thereon and all other amounts due and payable under the Existing PHI Credit Agreement shall have been paid in full, or arrangements satisfactory to the Agent for payment thereof on the Effective Date shall have been made;

          (h) the "Commitments" (as defined in the Existing PFS Credit Agreement) shall have been terminated and all loans outstanding under the Existing PFS Credit Agreement, all interest accrued thereon and all other amounts due and payable under the Existing PFS Credit Agreement shall have been paid in full, or arrangements satisfactory to the Agent for payment thereof on the Effective Date shall have been made;

          (i) receipt by the Agent of an opinion dated the Effective Date of Stoel Rives Boley Jones & Grey, counsel for the Borrower, substantially in the form of Exhibit F hereto and covering such additional matters relating to the transactions contemplated hereby as the Required Banks may reasonably request;

          (j) receipt by the Agent of an opinion dated the Effective Date of Winthrop, Stimson, Putnam & Roberts, special New York counsel for the Borrower, substan-tially in the form of Exhibit G hereto and covering such additional matters relating to the transactions contemplated hereby as the Required Banks may reasonably request;

          (k) receipt by the Agent of an opinion dated the Effective Date of Davis Polk & Wardwell, special counsel for the Agent, substantially in the form of

     Exhibit H hereto and covering such additional matters relating to the transactions contemplated hereby as the Required Banks may reasonably request;

          (l) receipt by each Bank (or the Agent on its behalf) of a purpose statement on Form FR U-1 completed in conformity with the requirements of Regulation U, together with such other information or documents as may be requested by such Bank in order to determine or establish compliance with Regulation U with respect to any Loans to be made by it hereunder; and

          (m) receipt by the Agent of all documents it may reasonably request relating to the existence of the Borrower, the corporate authority for and the validity of this Agreement, the Security Agreement and the Notes, the receipt of consents of the holders of Secured Obligations, the validity, perfection and priority of the Security Interests and any other matters relevant hereto, all in form and substance satisfactory to the Agent;

provided that this Agreement shall not become effective or be binding on any party hereto unless all of the foregoing conditions are satisfied or waived not later than October 28, 1993. The Agent shall promptly notify the other parties hereto of the Effective Date, and such notice shall be conclusive and binding on all parties hereto.

          SECTION 3.03.  Termination of Commitments under
Existing Credit Agreements; Release of Existing Collateral.
(a) The Borrower and each Bank which is a party to the Existing PHI Credit Agreement or the Existing PFS Credit
Agreement agree that the "Commitments" under the Existing
PHI Credit Agreement and the Existing PFS Credit Agreement shall terminate, without further action of any party thereto, on the date on which all other conditions to the effectiveness of this Agreement are satisfied, and that any loans outstanding thereunder on such date may be prepaid on such date, all without any prior notice of such termination or prepayment. Any note delivered to any Bank under the Existing PHI Credit Agreement or the Existing PFS Credit
Agreement (an "Old Note") shall become void upon payment of the amounts referred to in clauses (g) and (h) of Section
3.02 and, upon receiving its share of such payments, each such Bank will cancel each of its Old Notes and return them to the Borrower. No failure of a Bank so to cancel and return its Old Notes shall affect the validity of its new
Note.

          (b) Each Bank which is party to the Existing PHI Credit Agreement also consents to the release of the Collateral (as defined in the Existing Pledge Agreement) and waives all requirements in the Existing Pledge Agreement that prior notice of such release be given to the Collateral Agent or the Secured Parties Requesting Notice (as such terms are defined therein); provided that (i) prior to or concurrently with such release, the "Commitments" (as defined in the Existing PHI Credit Agreement) terminate and all loans (if any) outstanding thereunder and all interest and fees accrued thereunder and all other amounts then due and payable shall have been paid in full, (ii) simultaneously with such release, security interests in such Collateral shall be granted under the Security Agreement to the Collateral Agent for the benefit of the Secured Parties thereunder and (iii) the Collateral Agent under the Existing Pledge Agreement shall (and is hereby authorized by the Borrower to) deliver all securities included in such Collateral directly to the Collateral Agent under the Security Agreement.


                         ARTICLE IV

               REPRESENTATIONS AND WARRANTIES


          The Borrower represents and warrants that:

          SECTION 4.01. Corporate Existence and Power. The Borrower is a corporation duly incorporated, validly exist-ing and in good standing under the laws of its jurisdiction of incorporation, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

          SECTION 4.02.  Corporate and Governmental
Authorization; No Contravention. The execution and delivery by the Borrower of this Agreement and the Notes and the performance by the Borrower of its obligations hereunder and thereunder are within the Borrower's corporate powers and have been duly authorized by all necessary corporate action. The execution and delivery by PCI of the Spring Creek Participation Agreement and the performance by PCI of its obligations thereunder are within PCI's corporate powers and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Borrower and the Spring Creek Participation Agreement has been duly executed and delivered by PCI. No registration, recordation or filing with or consent, approval or other action by any regulatory or other governmental body, agency or official is required in connection with the execution or delivery of this Agreement and the Notes by the Borrower or the execution or delivery of the Spring Creek Participation Agreement by PCI or is necessary for the validity or enforceability hereof or thereof, and the execution, delivery, performance and enforcement of this Agreement, the Notes and the Spring Creek Participation Agreement do not and will not contravene, or constitute a default under, any provision of applicable law or regulation, or of the certificate of incorporation or by-laws of the Borrower or any of its Subsidiaries or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Borrower or PCI or result in the creation or imposition of any Lien (other than the Security Interests) upon any asset of the Borrower or any of its Subsidiaries.

          SECTION 4.03. Binding Effect. This Agreement and the Security Agreement constitute valid and binding agreements of the Borrower, the Notes constitute valid and binding obligations of the Borrower and the Spring Creek Participation Agreement and the PCI Agreement constitute valid and binding agreements of PCI, all enforceable in accordance with their respective terms, except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, or other similar laws affecting the rights of creditors generally and by general principles of equity, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for defenses based on fairness and reasonableness, regardless of whether considered in a proceeding in equity or at law.

          SECTION 4.04.  Financial Information.

          (a)  The consolidated balance sheet of the
Borrower and its Consolidated Subsidiaries as of December 31, 1992 and the related statements of consolidated income and retained earnings and of consolidated cash flows for the Fiscal Year then ended, reported on by Deloitte & Touche, copies of which have been delivered to each of the Banks, present fairly, in all material respects, the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of such date and their consolidated results of operations and cash flows for such Fiscal Year, in conformity with generally accepted accounting principles.

          (b)  The consolidated balance sheet of the
Borrower and its Consolidated Subsidiaries as of June 30,
1993 and the related statements of consolidated income and retained earnings for the quarter and six months then ended and of consolidated cash flows for the six months then ended, copies of which have been delivered to each of the Banks, present fairly, in all material respects, on a basis substantially consistent (except as disclosed in the notes to said financial statements) with the financial statements referred to in subsection (a) of this Section, the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of such date and their consolidated results of operations for such quarter and six month period and cash flows for such six month period
(subject to normal year-end adjustments).

          (c) The consolidated balance sheet of each First Tier Significant Subsidiary and its Consolidated Subsidi-aries as of December 31, 1992 and the related consolidated statements of income and retained earnings and of cash flows for the fiscal year then ended, reported on by Deloitte & Touche, copies of which have been delivered to each of the Banks, present fairly, in all material respects, the consolidated financial position of such First Tier Significant Subsidiary and its Consolidated Subsidiaries as of such date and their consolidated results of operations and cash flows for such fiscal year, in conformity with general accepted accounting principles.

          (d) The consolidated balance sheet of each First Tier Significant Subsidiary and its Consolidated Subsidi-aries as of June 30, 1993 and the related consolidated statements of income and retained earnings for the quarter and six months then ended and of cash flows for the six months then ended, copies of which have been delivered to each of the Banks, present fairly, in all material respects, on a basis substantially consistent (except as disclosed in the notes to said financial statements) with the financial statements of such First Tier Significant Subsidiary and its Consolidated Subsidiaries referred to in subsection (c) of this Section, the consolidated financial position of such First Tier Significant Subsidiary and its Consolidated Subsidiaries as of such date and their consolidated results of operations for such quarter and six month period and cash flows for such six month period (subject to normal year-end adjustments).

          (e) Since June 30, 1993 there has been no change in the business, financial position, results of operations or prospects of (i) the Borrower and its Consolidated
Subsidiaries, considered as a whole, or (ii) PTI and its Consolidated Subsidiaries, considered as a whole, which, in any such case, would materially and adversely affect the ability of the Borrower to perform its obligations hereunder.

          SECTION 4.05.  Litigation.  Except as disclosed in
(i) PTI's annual report on Form 10-K for 1992 and PTI's quarterly reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 1993 and (ii) PFS's annual report on Form 10-K for 1992 and PFS's quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1993, there is no action, suit or proceeding pending against, or to the knowledge of the Borrower threatened against or affecting, the Borrower or any of its Subsidiaries before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision which would materially and adversely affect the ability of the Borrower to perform its obligations under this Agreement or which in any manner draws into question the validity of this Agreement, the Security Agreement or the Notes.

          SECTION 4.06. Compliance with ERISA. Each member of the ERISA Group has fulfilled its obligations under the minimum funding standards of ERISA and the Internal Revenue Code with respect to each Plan and is in compliance in all material respects with the presently applicable provisions of ERISA and the Internal Revenue Code with respect to each Plan. No member of the ERISA Group has (i) sought a waiver of the minimum funding standard under Section 412 of the Internal Revenue Code in respect of any Plan, (ii) failed to make any contribution or payment to any Plan or Multiem-ployer Plan or made any amendment to any Plan which has resulted or could result in the imposition of a Lien or the posting of a bond or other security under ERISA or the Internal Revenue Code or (iii) incurred any material liability under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA.

          SECTION 4.07.  Taxes.  The charges, accruals and
reserves on the books of the Borrower and its Subsidiaries in respect of taxes or other governmental charges are, in the opinion of the Borrower, adequate.

          SECTION 4.08. Subsidiaries. Each of the First Tier Significant Subsidiaries, PGC and PCI (i) is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation, (ii) has paid all franchise taxes (or other similar taxes) heretofore required to be paid and has filed all reports heretofore required to be filed to maintain its existence under the laws of its jurisdiction of incorporation and (iii) has all corporate powers and all material governmental licenses, authoriza-tions, consents and approvals required to carry on its business as now conducted.

          SECTION 4.09. Regulation. The Borrower is not subject to regulation under the Public Utility Holding Company Act of 1935, the Investment Company Act of 1940, the Interstate Commerce Act or any other law or regulation which limits the incurrence by the Borrower of Debt, including, but not limited to, laws relating to common or contract carriers or the sale of electricity, gas, steam, water or other public utility services.

          SECTION 4.10. Environmental Matters. Each of PTI and PGC conducts in the ordinary course of its business a review of the effect of applicable Environmental Laws on its business, operations and properties, and as a result thereof the Borrower has reasonably concluded that such Environmen-tal Laws are unlikely to have a material adverse effect on the Borrower's ability to perform its obligations under this Agreement.

          SECTION 4.11. Spring Creek Documents. (a) Each of the Spring Creek Loan Agreement, the Spring Creek Note and the Spring Creek Participation Agreement is a valid and binding agreement or obligation of the parties thereto and is in full force and effect in the form delivered to the Banks and the Collateral Agent prior to the signing of this Agreement, subject only to amendments and waivers permitted by Section 5.12. The execution, delivery and performance of the Spring Creek Loan Agreement, the Spring Creek Note and the Spring Creek Participation Agreement did not and will not contravene, or constitute a default under, any provision of the Spring Creek Coal Supply Contract (as defined in the Security Agreement).

          (b) To the best of the Borrower's knowledge, each of the Spring Creek Coal Contracts is a valid and binding agreement of the parties thereto and the summaries thereof in Appendix I (including Exhibits B, C and D thereto) to the Supplemental Information booklet dated July 30, 1993, copies of which were delivered to the Banks prior to the signing of this Agreement, are accurate in all material respects and do not omit information necessary to make the information set forth therein not materially misleading.

          SECTION 4.12.  Original Pledged Stock; PFS Debt
Instruments. (a) The Original Pledged Stock includes all of the capital stock of PTI owned by the Borrower and all of the outstanding capital stock of PFS and PGC.

          (b)  As of September 30, 1993, there are no
instruments evidencing obligations owing to the Borrower by PFS or any of its Subsidiaries.

                          ARTICLE V

                          COVENANTS


          The Borrower agrees that, so long as any Bank has any Commitment or Outstanding LC Exposure hereunder or any amount payable under any Note remains unpaid:

          SECTION 5.01.  Information.  The Borrower will
deliver to each of the Banks:

          (a) as soon as available and in any event within 120 days after the end of each Fiscal Year, a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of such Fiscal Year and the related consolidated statements of income and retained earnings and of cash flows for such Fiscal Year, in each case setting forth the figures for the previous Fiscal Year, all reported on by Deloitte & Touche or other independent public accountants of nationally recognized standing;

          (b) as soon as available and in any event within 60 days after the end of each of the first three quarters of each Fiscal Year, a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of such quarter (setting forth in comparative form the figures for the end of the previous Fiscal Year) and the related consolidated statement of income and retained earnings for such quarter and the portion of the Fiscal Year then ended and the related statement of cash flows for the portion of the Fiscal Year then ended, setting forth in each case in comparative form the figures for the corresponding quarter and the corresponding portion of the previous Fiscal Year, all certified (subject to normal year-end adjustments) as to fairness of presentation and consistency by a Responsible Officer;

          (c) simultaneously with the delivery of each set of financial statements referred to in clauses (a) and
     (b) above, (i) a consolidated balance sheet of each First Tier Significant Subsidiary and its Subsidiaries as of the end of the relevant fiscal period and the related consolidated statements of income and retained earnings and of cash flows for the period or periods specified in clause (a) or (b), as the case may be, setting forth in each case in comparative form the figures for the corresponding period or periods in the previous Fiscal Year, all certified (subject, in the case of statements delivered with respect to each of the first three quarters of each Fiscal Year, to normal year-end adjustments) as to fairness of presentation and consistency by a Responsible Officer, provided that footnotes may be omitted from such financial statements and the Responsible Officer's certification thereof may be qualified by a reference to the omission of such footnotes; (ii) consolidating financial information substantially similar to that provided to the Banks in connection with this Agreement; and (iii) a certificate of a Responsible Officer (A) setting forth in detail satisfactory to the Agent the calculations required to establish whether the Borrower was in compliance with the requirements of Sections 5.02, 5.03, 5.06(a), 5.08,
     5.09 and 5.10 on the date of such financial statements and, in the case of Section 5.06(a), identifying any Excluded Dividends declared or paid by the Borrower and
     (B) stating whether any Default exists on the date of such certificate and, if any Default then exists, setting forth the details thereof and the action which the Borrower is taking or proposes to take with respect thereto;

          (d) simultaneously with the delivery of each set of financial statements referred to in clause (a) above, a statement of the firm of independent public accountants which reported on such statements
     (i) whether anything has come to their attention to cause them to believe that any Default existed on the date of such statements and (ii) confirming the calculations set forth in the officer's certificate delivered simultaneously therewith pursuant to clause
     (c) above, it being understood that such public accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default, unless such public accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards;

          (e) forthwith upon the occurrence of any Default, a certificate of a Responsible Officer setting forth the details thereof and the action which the Borrower is taking or proposes to take with respect thereto;

          (f) promptly upon the mailing thereof to the shareholders of the Borrower or any First Tier
     Significant Subsidiary generally, copies of all financial statements, reports and proxy statements so mailed;

          (g) promptly upon the filing thereof, copies of all registration statements (other than the exhibits thereto and any registration statements on Form S-8 or its equivalent) and annual, quarterly or other reports which the Borrower or any First Tier Significant
     Subsidiary shall have filed with the Securities and Exchange Commission;

          (h) if and when any member of the ERISA Group (i) gives or is required to give notice to the PBGC of any "reportable event" (as defined in Section 4043 of ERISA) for which the requirement of notice to the PBGC within 30 days has not been waived, with respect to any Plan which might constitute grounds for a termination of such Plan under Title IV of ERISA, or knows that the plan administrator of any Plan has given or is required to give notice of any such reportable event, a copy of the notice of such reportable event given or required to be given to the PBGC; (ii) receives notice of complete or partial withdrawal liability under Title IV of ERISA in excess of $1,000,000 or notice that any Multiemployer Plan is in reorganization, is insolvent or has been terminated (which event or condition causes or could cause one or more members of the ERISA Group to have a current payment obligation in excess of $1,000,000), a copy of such notice; (iii) receives notice from the PBGC under Title IV of ERISA of an intent to terminate, impose liability (other than for premiums under Section 4007 of ERISA) in respect of, or appoint a trustee to administer any Plan, a copy of such notice; (iv) applies for a waiver of the minimum funding standard under Section 412 of the Internal Revenue Code, a copy of such application; (v) gives notice of intent to terminate any Plan under Section 4041(c) of ERISA, a copy of such notice and other information filed with the PBGC; (vi) gives notice of withdrawal from any Plan pursuant to Section 4063 of ERISA (which event or condition causes or could cause one or more members of the ERISA Group to have a current payment obligation in excess of $1,000,000), a copy of such notice; or (vii) fails to make any payment or contribution to any Plan or Multiemployer Plan or makes any amendment to any Plan which has resulted or could result in the imposition of a Lien or the posting of a bond or other security, a certificate of a Responsible Officer setting forth details as to such occurrence and action, if any, which the Borrower or applicable member of the ERISA Group is required or proposes to take;

          (i)  promptly upon receipt of notice by the
     Borrower of an adverse change in any Debt Rating or Short-Term Debt Rating, a notice of such event;

          (j)  promptly upon delivery thereof to the
     Collateral Agent, a copy of (i) each notice (if any) designating obligations of the Borrower as Additional
     Secured Obligations pursuant to Section 18 of the Security Agreement and (ii) each notice (if any) directing the Collateral Agent to release any assets from the Security Interests pursuant to Section 16 of the Security Agreement, together with a copy of the certificate of a Responsible Officer required by
     Section 16(A)(ii) of the Security Agreement and any legal opinion required by Section 16(A)(iii) thereof;
     and

          (k) from time to time such additional information regarding the financial position or business of the Borrower or any Significant Subsidiary as the Agent, at the request of any Bank, may reasonably request.

          SECTION 5.02.  Consolidated Debt.  During each
period set forth below, Adjusted Consolidated Debt shall at no time exceed the percentage of Consolidated Capitalization set forth opposite such period:

     Period                                  Percentage

From and including the Effective Date
to but excluding December 31, 1994                70%

From and including December 31, 1994
to but excluding December 31, 1995                67.5%

On or after December 31, 1995                     65%


          SECTION 5.03. Interest Coverage. (a) At the end of each of the Fiscal Quarters ending on December 31, 1993, March 31, 1994 and June 30, 1994, Annualized Available Cash Income shall not be less than 250% of Pro Forma Interest Expense (After Tax) for the next succeeding period of four consecutive Fiscal Quarters.

          (b)  At the end of the Fiscal Quarter ending
September 30, 1994, Available Cash Income for the period of four consecutive Fiscal Quarters then ended shall not be less than 250% of Pro Forma Interest Expense (After Tax) for the next succeeding period of four consecutive Fiscal Quarters.

          (c) At the end of each Fiscal Quarter ending after September 30, 1994, Available Cash Income for the period of four consecutive Fiscal Quarters then ended shall not be less than 300% of Pro Forma Interest Expense (After
Tax) for the next succeeding period of four consecutive
Fiscal Quarters.

          SECTION 5.04. Negative Pledge. The Borrower will not create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, other than (i) inchoate tax liens, (ii) Permitted Liens which do not apply to any of the Collateral and (iii) the Security Interests granted in the Security Agreement; provided that the Borrower may at any time secure its obligations to another creditor or group of creditors (each an "Other Creditor") by creating a Lien on cash or Approved Securities (such Other Creditor's "Collateral"), but only if, when any such Lien is created and thereafter so long as any such Lien remains in effect, the Borrower's obligations outstanding hereunder are secured by an equivalent Lien on cash or Approved Securities (the "Banks' Collateral"). A Lien shall be considered "equivalent" for purposes of the foregoing proviso only if
(i) the value of the Banks' Collateral, expressed as a percentage of the aggregate amount of the Borrower's obligations outstanding hereunder from time to time, is not materially less than the value of any Other Creditor's Collateral, expressed as a percentage of the obligations (including contingent obligations) secured by it, and (ii) the documentation creating such Lien on the Banks' Collateral is not materially less favorable to the Banks than the documentation creating a Lien on any Other Creditor's Collateral is to such Other Creditor.

          SECTION 5.05.  Consolidations, Mergers and Sales
of Assets. The Borrower will not (i) consolidate or merge with or into any other Person, (ii) transfer any shares of PTI or PFS directly or indirectly to any Subsidiary or Affiliate or (iii) sell, lease or otherwise transfer all or substantially all of its assets to any other Person;
provided that the Borrower may merge with another Person if the corporation surviving such merger is (A) the Borrower or
(B) a wholly-owned Subsidiary of the Parent formed solely for the purpose of reincorporating the Borrower in the State of Oregon; provided further that, immediately after giving effect to any such merger, no Default shall have occurred and be continuing. Nothing in this Section is intended to prohibit or restrict a sale of Collateral pursuant to the Security Agreement. In the case of a merger permitted under clause (B) of the first sentence of this Section, the corpo-ration surviving such merger shall assume the obligations of the Borrower under this Agreement, the Security Agreement and the Notes by an assumption agreement satisfactory in form and substance to the Agent, and the Borrower shall provide to the Agent, no later than 10 Domestic Business
Days following the consummation of such merger, an opinion of counsel, satisfactory to the Agent, to the effect that:
(x) the surviving corporation has been duly incorporated and is validly existing under the laws of Oregon; (y) the foregoing assumption agreement has been duly authorized, executed and delivered by such surviving corporation and is a valid and binding agreement of the surviving corporation enforceable in accordance with its terms; and (z) this Agreement and the Security Agreement constitute valid and binding agreements of the surviving corporation enforceable in accordance with their respective terms and the Notes constitute valid and binding obligations of the surviving corporation enforceable in accordance with their terms. The foregoing opinion of counsel may contain substantially the same exceptions, qualifications and assumptions as are contained in the opinions of counsel for the Borrower delivered pursuant to clauses (i) and (j) of Section 3.02.

          SECTION 5.06.  Restricted Stock Payments and
Restricted Dividends. (a) The Borrower will not declare any Restricted Dividend or make any Restricted Stock Payment during any Fiscal Quarter (the "Current Fiscal Quarter") unless, immediately after giving effect to the declaration of such Restricted Dividend or the making of such Restricted Stock Payment, Adjusted Available Cash Income for the immediately preceding four Fiscal Quarters shall be at least 110% of the sum of (x) Interest Expense for said four preceding Fiscal Quarters, net of related tax benefits calculated at the Net Effective Tax Rate for said four preceding Fiscal Quarters, and (y) the aggregate amount of Restricted Dividends declared and Restricted Stock Payments made during the Current Fiscal Quarter and the three immediately preceding Fiscal Quarters.

          (b) The Borrower will not declare any Restricted Dividend or make any Restricted Stock Payment at a time when a Default shall have occurred and be continuing; provided that in determining, for purposes of this subsection (b), whether any Default shall have occurred and be continuing under Section 5.03, there shall be excluded from the calculation of Available Cash Income any cash equity Investments made by the Parent in the Borrower that, if not received by the Borrower, would have resulted in one or more Defaults under Section 5.03, except that the first such equity Investment made after June 30, 1993 and required to avoid one or more such Defaults shall not be so excluded.

          (c)  The Borrower will not permit any of its
Subsidiaries to make any Restricted Stock Payment.

          SECTION 5.07.  Use of Proceeds.  The proceeds of
the Loans made under this Agreement will be used by the Borrower (i) to make equity Investments in and/or loans to PFS and (ii) for the Borrower's other general corporate purposes. None of such proceeds will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying any "margin stock" within the meaning of Regulation U.

          SECTION 5.08. Investments in PFS; Guarantees of PFS Debt. (a) After June 30, 1993, neither the Borrower nor any of its Restricted Subsidiaries will make or acquire any equity Investment in PFS or any Subsidiary of PFS in any Fiscal Year, except (i) the transfers of assets as capital contributions to PFS as of July 1, 1993 listed in Schedule II hereto, (ii) equity Investments in cash required under Permitted Support Agreements and (iii) any other equity Investment if, immediately after such equity Investment is made or acquired, the sum of (x) the aggregate amount of all equity Investments (less returns of capital) made or acquired pursuant to clause (ii) above and this clause (iii) in such Fiscal Year and (y) the aggregate outstanding principal amount of additional Debt of PFS or any of its Subsidiaries Guaranteed pursuant to subsection (b)(ii) of this Section during such Fiscal Year does not exceed $25,000,000.

          (b) After June 30, 1993, neither the Borrower nor any of its Restricted Subsidiaries will Guarantee any Debt of PFS or any Subsidiary of PFS in any Fiscal Year, except:

          (i)  Debt Guaranteed under Permitted Support
     Agreements, provided that the aggregate principal amount of Debt Guaranteed under the Permitted Support
     Agreements shall not exceed the amount so Guaranteed immediately after the Effective Date as shown on
     Schedule I hereto, and

         (ii) other Debt of PFS or any Subsidiary of PFS if, immediately after such Debt is so Guaranteed, the sum of (x) the aggregate outstanding principal amount of Debt of PFS or any of its Subsidiaries Guaranteed pursuant to this clause (ii) during such Fiscal Year and (y) the aggregate amount of all equity Investments
     (less returns of capital) made or acquired pursuant to clauses (ii) and (iii) of subsection (a) of this Section during such Fiscal Year does not exceed
     $25,000,000.

          SECTION 5.09.  Debt of PFS.  At no time shall the
aggregate principal amount of Debt of PFS exceed
$120,000,000; provided that the following Debt of PFS shall be excluded in calculating the aggregate outstanding principal amount of its Debt for purposes of this covenant:

          (i)  Debt of PFS outstanding under the
     Intercompany Loan Agreements;

         (ii)  Debt of PFS owed to its Subsidiaries;

        (iii)  Non-Recourse Debt of PFS;

         (iv) Debt of others not exceeding $160,000,000 in aggregate outstanding principal amount Guaranteed by PFS; and

          (v)  Debt of PFS Guaranteed by the Borrower after
     June 30, 1993 as permitted by Section 5.08(b)(ii).

          SECTION 5.10.  Other Senior Secured Obligations.
During each period set forth below, the aggregate amount of all Senior Secured Obligations (excluding (i) accrued interest with respect to Senior Secured Obligations, (ii) the Loans, (iii) the LC Liabilities and (iv) Excluded ESOP
Debt) shall at no time exceed the amount set forth opposite such period:

     Period                                  Maximum Amount

From the Effective Date to but
excluding December 31, 1994                  $130,000,000

From December 31, 1994 to but
excluding December 31, 1995                  $120,000,000

On or after December 31, 1995                $100,000,000

          SECTION 5.11.  Pledged Stock. (a)  The Pledged
Stock will include at least 51% of the outstanding common stock of PTI at all times, unless and until either (i) all of the Collateral is released pursuant to Section 16 of the Security Agreement or (ii) shares of Pledged Stock of PTI are sold pursuant to Section 10 of the Security Agreement.

          (b) If the Borrower at any time acquires any additional shares of capital stock of any class of PFS or PGC, the Borrower will immediately add such shares to the Collateral by delivering the certificates representing such shares to the Collateral Agent in pledge under the Security
Agreement.

          SECTION 5.12. Spring Creek Documents. Without the consent of the Required Banks (which consent will not be withheld by any Bank unless it determines, in its discretion, that it is reasonable to withhold such consent), neither the Borrower nor PCI will amend or waive any provision of the Spring Creek Loan Documents or the Spring Creek Participation Agreement in a manner that adversely affects (i) the rights of the Banks or the Collateral Agent under this Agreement or the Security Agreement or (ii) the value of the Borrower's Interest in Spring Creek Obligations; provided that this Section shall not prohibit any amendment or waiver of the Spring Creek Loan Documents that is required to reflect amendments or waivers of the Spring Creek Coal Contracts.

          SECTION 5.13.  Guarantees of Certain Hedging
Agreements. Neither the Borrower nor any of its Restricted Subsidiaries will guarantee any obligation of any Excluded Subsidiary under any interest rate swap, currency exchange agreement or other agreement entered into for the purpose of hedging the risk of changes in interest rates or currency exchange rates; provided that this Section 5.13 shall not apply to the Support Agreements referred to in items (8) and
(9) of Schedule I hereto insofar as they guarantee obligations of PFS under the Interest Rate Agreement and the Interest Rate and Currency Exchange Agreement referred to therein as in effect on the Effective Date (but not any extensions thereof or replacements therefor).


                         ARTICLE VI

                          DEFAULTS


          SECTION 6.01.  Events of Default.  If one or more
of the following events ("Events of Default") shall have occurred and be continuing:

          (a) the Borrower shall fail to pay when due any principal of any Loan, or shall fail to pay within five days of the due date thereof any interest, fee or other amount payable hereunder;

          (b) the Borrower shall fail to observe or perform any covenant contained in Sections 5.02 to 5.11, inclusive;

          (c) the Borrower shall fail to observe or perform any covenant or agreement contained in this Agreement or the Security Agreement (other than those covered by clause (a) or (b) above) for 15 days after written notice thereof has been given to the Borrower by the Agent at the request of any Bank;

          (d) any representation, warranty, certification or statement made by the Borrower in this Agreement or the Security Agreement or in any certificate, financial statement or other document delivered pursuant to this Agreement or the Security Agreement shall prove to have been incorrect in any material respect when made (or deemed made);

          (e)  the Borrower and/or one or more Significant
     Subsidiaries shall fail to make any payment in respect of any Material Debt (other than the Notes) when due or within any applicable grace period;

          (f) any event or condition shall occur which results in the acceleration of the maturity of any Material Debt of the Borrower and/or one or more Significant Subsidiaries or enables the holder of such Debt or any Person acting on such holder's behalf to accelerate the maturity thereof; provided that this clause (f) shall not apply to Debt of a Person (other than the Borrower or any of its Significant Subsidi-aries) which is Guaranteed by the Borrower and/or one or more Significant Subsidiaries unless the Borrower or any such Significant Subsidiary shall have failed to duly perform its respective obligations under such Guarantees;

          (g) the Borrower or any Significant Subsidiary (or any group of Subsidiaries of the Borrower which, if considered in the aggregate as a single Subsidiary, would constitute a Significant Subsidiary) shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appoint-ment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing;

          (h) an involuntary case or other proceeding shall be commenced against the Borrower or any Significant Subsidiary (or any group of Subsidiaries of the Borrower which, if considered in the aggregate as a single Subsidiary, would constitute a Significant Subsidiary) seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Borrower or any such Significant Subsidiary or group of Subsidiaries under the federal bankruptcy laws as now or hereafter in effect;

          (i) any member of the ERISA Group shall fail to pay when due an amount or amounts aggregating in excess of $10,000,000 which it shall have become liable to pay under Title IV of ERISA; or notice of intent to terminate a Material Plan shall be filed under Title IV of ERISA by any member of the ERISA Group, any plan administrator or any combination of the foregoing; or the PBGC shall institute proceedings under Title IV of ERISA to terminate, to impose liability in excess of $10,000,000 (other than for premiums under Section 4007 of ERISA) in respect of, or to cause a trustee to be appointed to administer any Material Plan; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated; or there shall occur a complete or partial withdrawal from, or a default, within the meaning of Section 4219(c)(5) of ERISA, with respect to, one or more Multiemployer Plans which could cause one or more members of the ERISA Group to incur a current payment obligation in excess of $25,000,000;

          (j) the Parent shall cease to own 100% of the Voting Stock of the Borrower;

          (k) a final judgment or order for the payment of money in excess of $5,000,000 shall be rendered against the Borrower or any Significant Subsidiary and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days;

          (l) the Borrower shall cease to own, directly or indirectly, at least 51% of the outstanding common stock of each corporation (other than PGC) which is a

     Significant Subsidiary immediately before such ownership declines below 51%, except that the Borrower may cease to own at least 51% of the outstanding common stock of such a corporation either (X) as a result of sales of Pledged Stock pursuant to the Security Agreement or (Y) if the existence of such corporation is terminated by merger, consolidation or liquidation and the Borrower shall own, directly or indirectly, at least 51% of the outstanding common stock of the corporation into which such corporation is merged or consolidated or to which a majority of its net assets are transferred upon its liquidation;

          (m) any Subsidiary of the Borrower shall create, assume or suffer to exist any Lien (other than inchoate tax liens) on any equity security of any corporate Significant Subsidiary of the Borrower now owned or hereafter acquired by such Subsidiary, and such Lien shall continue to exist for 15 days after written notice requesting the removal of such Lien has been given to the Borrower by the Agent at the request of any Bank;

          (n) any corporate Significant Subsidiary of the Borrower shall consolidate or merge with or into, or transfer all or substantially all of its assets to, any Person other than the Borrower, unless the corporation surviving such merger or the transferee of such assets is a Subsidiary of the Borrower; or

          (o)  the Security Interests granted in the
     Security Agreement shall cease at any time and for any reason, other than in compliance with the provisions of
     Section 2.16 hereof and Section 16 of the Security Agreement or as a result of any action or inaction by the Collateral Agent or any Secured Party, to constitute valid and perfected Liens on the Pledged Securities, subject to no prior or equal Lien (except that the Security Interests securing the Junior Secured Obligations are junior to the Security Interests securing the Senior Secured Obligations);

then, and in every such event, the Agent shall (i) if requested by the Required Banks, by notice to the Borrower terminate the Commitments and they shall thereupon terminate, (ii) if requested by Banks having at least 60% of the aggregate amount of the Outstanding LC Exposures, by notice to each LC Issuing Bank instruct such LC Issuing Bank to deliver an LC Termination Notice to the beneficiary of each outstanding Letter of Credit issued by it, whereupon the LC Issuing Banks shall promptly deliver such LC

Termination Notices, and (iii) if requested by Banks holding Notes evidencing at least 60% in aggregate principal amount of the Loans outstanding, by notice to the Borrower declare the Notes (together with accrued interest thereon) to be, and the Notes shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; provided that in the case of any of the Events of Default specified in clause (g) or (h) above with respect to the Borrower, without any notice to the Borrower or any other act by the Agent or the Banks, the Commitments shall thereupon terminate and the Notes (together with accrued interest thereon) shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

          SECTION 6.02. Notice of Default. The Agent shall give notice to the Borrower under subsection (c) or (m) of
Section 6.01 promptly upon being requested to do so by any Bank and shall thereupon notify all the Banks thereof.

          SECTION 6.03. Cash Cover. The Borrower agrees, in addition to the provisions of Section 6.01 hereof, that upon the occurrence and during the continuance of any Event of Default, it shall, if requested by the Agent upon instruction from Banks having at least 60% of the aggregate amount of the Outstanding LC Exposures, deliver (and, in the case of any of the Events of Default specified in clause (g) or (h) above, forthwith, without any demand or the taking of any other action by the Agent or any Bank, it shall deliver) to the Agent cash or Approved Securities or any combination thereof having an aggregate value at least equal to the then aggregate amount of the LC Liabilities to be held as security therefor for the benefit of the Banks and the LC Issuing Banks.


                         ARTICLE VII

                 THE AGENT AND THE CO-AGENT


          SECTION 7.01.  Appointment and Authorization.
Each Bank irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the Notes as are delegated to the Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto.

          SECTION 7.02.  Agent and Affiliates.  Morgan
Guaranty Trust Company of New York shall have the same rights and powers under this Agreement as any other Bank and may exercise or refrain from exercising the same as though it were not the Agent, and Morgan Guaranty Trust Company of New York and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Subsidiary or affiliate of the Borrower as if it were not the Agent hereunder.

          SECTION 7.03.  Action by Agent.  The obligations
of the Agent hereunder are only those expressly set forth herein. Without limiting the generality of the foregoing, the Agent shall not be required to take any action with respect to any Default, except as expressly provided in
Article VI.

          SECTION 7.04. Consultation with Experts. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

          SECTION 7.05. Liability of Agent. Neither the Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection herewith
(i) with the consent or at the request of the Required Banks or (ii) in the absence of its own gross negligence or will-ful misconduct. Neither the Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or the Security Agreement or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of the Borrower in this Agreement or the Security Agreement; (iii) the satisfaction of any condition specified in Article III, except receipt of items required to be delivered to the Agent; (iv) the validity, effectiveness or genuineness of this Agreement, the Notes, the Security Agreement or the PCI Agreement or any other instrument or writing furnished in connection herewith or
(v) the value of the Collateral held under the Security Agreement or the existence, validity or amount of any of the Secured Obligations. The Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, facsimile transmission, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

          SECTION 7.06. Indemnification. Each Bank shall, ratably in accordance with its Percentage, indemnify the Agent, its affiliates and their respective directors, officers, agents and employees (to the extent not reimbursed by the Borrower) against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from such indemnitees' gross negligence or willful misconduct) that such indemni-tees may suffer or incur in connection with this Agreement or any action taken or omitted by such indemnitees hereunder.

          SECTION 7.07.  Credit Decision.  Each Bank
acknowledges that it has, independently and without reliance upon the Agent, the Co-Agent or any other Bank, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Bank also acknowledges that it will, independently and without reliance upon the Agent, the Co-Agent or any other Bank, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under this Agreement or the Security Agreement.

          SECTION 7.08. Successor Agent. The Agent may resign at any time by giving written notice thereof to the Banks and the Borrower. Upon any such resignation, the Required Banks, with the consent of the Borrower (which consent shall not be unreasonably withheld), shall have the right to appoint another Bank as successor Agent. If no successor Agent shall have been so appointed by the Required Banks, and shall have accepted such appointment, within 10 days after the retiring Agent's giving of notice of resignation, then the retiring Agent may, on behalf of the Banks, appoint a successor Agent, which shall be one of the Banks or shall be a commercial bank organized or licensed under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $500,000,000. Upon the acceptance of its appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent.

          SECTION 7.09.  Agent's Fees.  The Borrower shall
pay to the Agent for its own account fees in the amounts and at the times previously agreed upon between the Borrower and the Agent.

          SECTION 7.10. Collateral Agent and Co-Agent. (a) Each Bank irrevocably appoints and authorizes the Collateral Agent (i) to take such action as agent on its behalf and to exercise such powers under the Security Agreement as are delegated to the Collateral Agent by the terms thereof, together with all such powers as are reasonably incidental thereto and (ii) to sign and deliver the PCI Agreement.
Each Bank agrees to be bound by the provisions of the Security Agreement and the PCI Agreement relating to the Collateral Agent.

          (b) The Co-Agent shall have no duties under this Agreement.


                        ARTICLE VIII

                   CHANGE IN CIRCUMSTANCES


          SECTION 8.01.  Basis for Determining Interest Rate
Inadequate or Unfair. If on or prior to the first day of any Interest Period for any Fixed Rate Borrowing:

          (a) the Agent is advised by the Reference Banks that deposits in dollars (in the applicable amounts) are not being offered to the Reference Banks in the relevant market for such Interest Period, or

          (b) Banks having 60% or more of the aggregate amount of the Commitments advise the Agent that the Adjusted CD Rate or the Adjusted London Interbank
     Offered Rate, as the case may be, as determined by the Agent will not adequately and fairly reflect the cost to such Banks of funding their CD Loans or Euro-Dollar
     Loans, as the case may be, for such Interest Period,

the Agent shall forthwith give notice thereof to the Borrower and the Banks, whereupon until the Agent notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligations of the Banks to make CD Loans or Euro-Dollar Loans, as the case may be, shall be suspended. Unless the Borrower notifies the Agent at least two Domestic Business Days before the date of any Fixed Rate Borrowing for which a Notice of Borrowing has previously been given that it elects not to borrow on such date, (i) if such Fixed Rate Borrowing is a Committed
Borrowing, such Borrowing shall instead be made as a Base
Rate Borrowing and (ii) if such Fixed Rate Borrowing is a
Money Market LIBOR Borrowing, the Money Market LIBOR Loans comprising such Borrowing shall bear interest for each day from and including the first day to but excluding the last day of the Interest Period applicable thereto at the Base
Rate for such day.

          SECTION 8.02. Illegality. If, on or after the date of this Agreement, any Change in Law shall make it unlawful or impossible for any Bank (or its Euro-Dollar Lending Office) to make, maintain or fund its Euro-Dollar Loans and such Bank shall so notify the Agent, the Agent shall forthwith give notice thereof to the other Banks and the Borrower, whereupon until such Bank notifies the Borrower and the Agent that the circumstances giving rise to such suspension no longer exist, the obligation of such Bank to make Euro-Dollar Loans shall be suspended. Before giving any notice to the Agent pursuant to this Section, such Bank shall designate a different Euro-Dollar Lending Office if such designation will avoid the need for giving such notice and will not, in the judgment of such Bank, be otherwise disadvantageous to such Bank. If such Bank shall determine that it may not lawfully continue to maintain and fund any of its outstanding Euro-Dollar Loans to maturity and shall so specify in such notice, the Borrower shall immediately prepay in full the then outstanding principal amount of each such Euro-Dollar Loan, together with accrued interest thereon. Concurrently with prepaying each such Euro-Dollar Loan, the Borrower shall borrow a Base Rate Loan in an equal principal amount from such Bank (on which interest and principal shall be payable contemporaneously with the related Euro-Dollar Loans of the other Banks), and such Bank shall make such a Base Rate Loan.

          SECTION 8.03.  Increased Cost and Reduced Return.
(a) If on or after (x) the date of this Agreement, in the case of any Committed Loan or any obligation to make
Committed Loans, or (y) the date of the related Money Market Quote, in the case of any Money Market Loan, any Change in Law shall impose, modify or deem applicable any reserve (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding (i) with respect to any CD Loan any such requirement included in an applicable Domestic Reserve
Percentage and (ii) with respect to any Euro-Dollar Loan any such requirement included in an applicable Euro-Dollar
Reserve Percentage), special deposit, insurance assessment (excluding, with respect to any CD Loan, any such requirement reflected in an applicable Assessment Rate) or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Bank (or its Applicable Lending Office) or shall impose on any Bank (or its Applicable Lending Office) or on the United States market for certificates of deposit or the London interbank market any other condition affecting its Fixed Rate Loans, its Note or its obligation to make Fixed Rate Loans and the result of any of the foregoing is to increase the cost to such Bank (or its Applicable Lending Office) of making or maintaining any Fixed Rate Loan, or to reduce the amount of any sum received or receivable by such Bank (or its Applicable Lending Office) under this Agreement or under its Note with respect thereto, by an amount deemed by such Bank to be material, then, within 15 days after demand by such Bank (with a copy to the Agent), the Borrower shall pay to such Bank such additional amount or amounts as will compensate such Bank for such increased cost or reduction, provided that the Borrower's obligation to pay such Bank shall be limited to the cost or reduction that is attributable to the period commencing 90 days prior to the date on which such Bank gave notice to the Borrower pursuant to Section 8.03(c) of the event entitling such Bank to such compensation.

          (b) If any Bank shall have determined that, after the date of this Agreement, any Change in Law regarding capital adequacy has or would have the effect of reducing the rate of return on capital of such Bank (or its Parent) as a consequence of such Bank's obligations hereunder to a level below that which such Bank (or its Parent) could have achieved but for such Change in Law (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Bank to be material, then from time to time, within 15 days after demand by such Bank (with a copy to the Agent), the Borrower shall pay to such Bank such additional amount or amounts as will compensate such Bank (or its Parent) for such reduction, provided that the Borrower's obligation to pay such Bank (or its Parent) shall be limited to the reduction that is attributable to the period commencing 90 days prior to the date on which such Bank gave notice to the Borrower pursuant to Section 8.03(c) of the event entitling such Bank (or its Parent) to such compensation.

          (c) Each Bank will promptly notify the Borrower and the Agent of any event of which it has knowledge, occurring after the date of this Agreement, which will entitle such Bank (or its Parent) to compensation pursuant to this Section and will designate a different Applicable
Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Bank, be otherwise disadvantageous to such Bank. A certificate of any Bank claiming compensation under this Section and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, such Bank may use any reasonable averaging and attribution methods.

          SECTION 8.04. Taxes. (a) If, as a result of a Change in Law after the date of this Agreement (or the date of the related Money Market Quote, in the case of payments with respect to any Money Market Loan), any Tax (as defined below) is imposed on any payment by the Borrower to or for the account of any Bank, any LC Issuing Bank or the Agent hereunder or under any Note (a "Payment"), or the amount of any such Tax is increased, and as a result thereof the aggregate amount of Taxes payable with respect to Payments to or for the account of such Bank or LC Issuing Bank or the Agent is increased (the amount by which such Taxes are increased as a result of such Change in Law being herein called "Additional Tax"), the Borrower shall indemnify such Bank or LC Issuing Bank or the Agent (as the case may be) for such Additional Tax and otherwise make payments in respect thereof as provided in this Section 8.04. As used herein, the term "Tax" means any tax, duty, levy, import, deduction, charge or withholding, or any liability with respect thereto, excluding, in the case of each Bank, each LC Issuing Bank and the Agent, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction under the laws of which such Bank or LC Issuing Bank or the Agent (as the case may be) is organized or managed or any political subdivision thereof and, in the case of each Bank, taxes imposed on its income, and franchise or similar taxes imposed on it, by the jurisdiction of such Bank's Applicable Lending Office or any political subdivision thereof.

          (b) To the extent permitted by applicable law, the Borrower shall make all Payments free and clear of, and without deduction for, Taxes. If the Borrower shall be required by applicable law to deduct any Taxes from or in respect of any Payment to any Bank or LC Issuing Bank or the Agent, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this
Section 8.04) such Bank or LC Issuing Bank or the Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made with respect to any Additional Taxes, (ii) the Borrower shall make all deductions required by applicable law, (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law and (iv) the Borrower shall furnish to the Agent, at its address referred to in Section 9.01, the original or a certified copy of a receipt evidencing payment thereof.

          (c) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes and any other excise or property taxes, or charges or similar levies which arise from any payment made hereunder or under any Note or from the execution or delivery of, or otherwise with respect to, this Agreement or any Note (hereinafter referred to as "Other Taxes").

          (d) The Borrower agrees to indemnify each Bank and LC Issuing Bank and the Agent for the full amount of Additional Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts payable under this Section 8.04) paid by such Bank or LC Issuing Bank or the Agent (as the case may be) and any liability (including penalties, additions to tax, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be made within 30 days from the date such Bank or LC Issuing Bank or the Agent (as the case may be) makes demand therefor.

          (e) Each Bank or LC Issuing Bank organized under the laws of a jurisdiction outside the United States, on or prior to the date of its execution and delivery of this Agreement in the case of each Bank or LC Issuing Bank listed on the signature pages hereof and on or prior to the date on which it becomes a Bank in the case of each other Bank, and from time to time thereafter if requested in writing by the Borrower or the Agent (but only so long as such Bank or LC Issuing Bank remains lawfully able to do so), shall provide each of the Borrower and the Agent with Internal Revenue Service form 1001 or 4224 and form W-8 or W-9, as appropriate, or any successor forms prescribed by the Internal Revenue Service, certifying that such Bank or LC Issuing Bank is entitled to benefits under an income tax treaty to which the United States is a party which reduces the rate of withholding tax on payments of interest or certifying that the income receivable pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States.

          (f) For any period with respect to which a Bank or LC Issuing Bank has failed to provide the Borrower with the appropriate form pursuant to Section 8.04(e) (unless such form can no longer be provided due to a Change in Law after the date on which a form originally was required to be provided by such Bank or LC Issuing Bank), such Bank or LC

Issuing Bank shall not, except to the extent that such failure can be cured without prejudice to the Borrower, be entitled to indemnification under Section 8.04(a) with respect to Taxes imposed by the United States; provided that should a Bank or LC Issuing Bank, which is otherwise exempt from or subject to a reduced rate of withholding tax, become subject to Taxes because of its failure to deliver a form required hereunder, the Borrower shall take such steps as such Bank or LC Issuing Bank shall reasonably request to assist such Bank to recover such Taxes.

          (g) If the Borrower is required to pay additional amounts to or for the account of any Bank pursuant to this
Section 8.04, then such Bank will change the jurisdiction of its Applicable Lending Office so as to eliminate or reduce any such additional payment which may thereafter accrue if such change, in the judgment of such Bank, is not otherwise disadvantageous to such Bank.

          SECTION 8.05. Base Rate Loans Substituted for Affected Fixed Rate Loans. (a) If (i) the obligation of any Bank to make Euro-Dollar Loans has been suspended pursuant to Section 8.02 or (ii) any Bank has demanded compensation under Section 8.03(a) or 8.04 with respect to its CD Loans or Euro-Dollar Loans and the Borrower shall, by at least five Euro-Dollar Business Days' prior notice to such Bank through the Agent, have elected that the provi-sions of this Section 8.05(a) shall apply to such Bank, then, unless and until such Bank notifies the Borrower that the circumstances giving rise to such suspension or demand for compensation no longer apply:

          (x) all Loans which would otherwise be made by such Bank as CD Loans or Euro-Dollar Loans, as the case may be, shall be made instead as Base Rate Loans (on which interest and principal shall be payable contemporaneously with the related Fixed Rate Loans of the other Banks), and

          (y)  after each of its CD Loans or Euro-Dollar
     Loans, as the case may be, has been repaid, all payments of principal which would otherwise be applied to repay such Fixed Rate Loans shall be applied to repay its Base Rate Loans instead.

          (b) If (i) any Bank has demanded compensation under Section 8.03 with respect to its CD Loans or Euro-
Dollar Loans or (ii) the Borrower has become obligated to pay any Taxes or other amounts to or for the account of any Bank pursuant to Section 8.04, and the Borrower shall, by at least five Euro-Dollar Business Days' prior notice to the

Banks through the Agent, have elected that the provisions of this Section 8.05(b) shall apply to all of the Banks, then the Borrower shall, on the fifth Euro-Dollar Business Day following such notice, prepay in full the then outstanding principal amount of each outstanding Euro-Dollar Loan or CD Loan, as the case may be, of each Bank, together with accrued interest thereon.

          SECTION 8.06. Substitution of Bank. If (i) the obligation of any Bank to make Euro-Dollar Loans has been suspended pursuant to Section 8.02 or (ii) any Bank has given notice of an event entitling such Bank (or its Parent) to compensation under Section 8.03 or 8.04, the Borrower shall have the right, with the assistance of the Agent, to seek a mutually satisfactory substitute bank or banks (which may be one or more of the Banks) to purchase the Note and assume the Commitment of such Bank.


                         ARTICLE IX

                        MISCELLANEOUS


          SECTION 9.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including bank wire, telex, facsimile transmission or similar writing) and shall be given to such party: (x) in the case of the Borrower, the Co-Agent or the Agent, at its address, facsimile number or telex number set forth on the signature pages hereof, (y) in the case of any Bank or LC Issuing Bank, at its address, facsimile number or telex number set forth in its Administrative Questionnaire or (z) in the case of any party, at such other address, facsimile number or telex number as such party may hereafter specify for the purpose by notice to the Agent and the Borrower. Each such notice, request or other communication shall be effective (i) if given by telex, when such telex is transmitted to the telex number specified in this Section and the appropriate answerback is received, (ii) if given by mail, three Domestic Business Days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid, (iii) if given by facsimile transmission, when such facsimile is transmitted to the facsimile number specified in or pursuant to this Section and the sender thereof requests and receives confirmation of transmission or (iv) if given by any other means, when delivered at the address specified in this Section; provided that notices to the Agent or the LC Issuing Banks under
Article II or Article VIII shall not be effective until received.

          SECTION 9.02. No Waivers. No failure or delay by the Agent, any Bank or any LC Issuing Bank in exercising any right, power or privilege hereunder or under any Note or under the Security Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein and in the Security Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

          SECTION 9.03.  Expenses; Indemnification.  (a)
The Borrower shall pay (i) all reasonable out-of-pocket expenses of the Agent, including fees and disbursements of one firm of special counsel for the Agent, in connection with the preparation of this Agreement or the Security Agreement, any waiver or consent hereunder or thereunder or any amendment hereof or thereof or any Default or any event or condition reasonably alleged by any Bank to be a possible Default hereunder and (ii) if an Event of Default occurs, all reasonable out-of-pocket expenses incurred by the Agent or any Bank, including fees and disbursements of counsel, in connection with such Event of Default and collection, bankruptcy, insolvency and other enforcement proceedings resulting therefrom.

          (b) The Borrower shall indemnify the Agent, the Co-Agent and each Bank, their respective affiliates and the respective directors, officers, agents and employees of the foregoing (each an "Indemnitee") and hold each Indemnitee harmless from and against any and all liabilities, losses, damages, costs and expenses of any kind (including, without limitation, the reasonable fees and disbursements of counsel for any Bank (including allocated costs of internal counsel and disbursements of internal counsel) in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitee shall be designated a party thereto), relating to or arising out of any actual or proposed use of proceeds of Loans hereunder for the purpose of acquiring equity securities of any other Person; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee's own gross negligence or willful misconduct as finally determined by a court of competent jurisdiction.

          (c) If any proceeding shall be brought or, to the knowledge of any Indemnitee threatened, against such Indemnitee by reason of or in connection with which such Indemnitee may claim indemnification pursuant to this
Section 9.03, such Indemnitee shall promptly notify the Borrower thereof in writing. Such Indemnitee shall have the right to employ its own counsel and to determine its own defense in such proceeding, but the reasonable fees and expenses thereof (including allocated costs of internal counsel and disbursements of internal counsel) shall be paid by the Borrower. The Borrower shall not be liable for any settlement of any such proceeding effected without its consent, which consent shall not be unreasonably withheld. Nothing in this Section 9.03 is intended to limit the obligations of the Borrower under any other provision of this Agreement.

          SECTION 9.04. Sharing of Set-Offs. Each Bank agrees that if it shall, by exercising any right of set-off or counterclaim or otherwise, receive (i) payment of a proportion of the aggregate amount of principal and interest due with respect to any Note held by it which is greater than the proportion received by any other Bank in respect of the aggregate amount of principal and interest due with respect to any Note held by such other Bank or (ii) payment of a proportion of its participation in the LC Liabilities which is greater that the proportion received by any other Bank in respect of its participation in the LC Liabilities, the Bank receiving such proportionately greater payment shall purchase such participations in the Notes or the LC Liabilities (as the case may be) held by the other Banks, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Notes held by the Banks shall be shared by the Banks pro rata and all such payments with respect to the LC Liabilities shall be shared pro rata by the Banks participating therein; provided that nothing in this Section shall impair the right of any Bank to exercise any right of set-off or counterclaim it may have and to apply the amount subject to such exercise to the payment of indebtedness of the Borrower other than its indebtedness under the Notes and the LC Liabilities. The Borrower agrees, to the fullest extent it may effectively do so under applicable law, that any holder of a participation in a Note or the LC Liabilities, whether or not acquired pursuant to the foregoing arrangements, may exercise rights of set-off or counterclaim and other rights with respect to such participation as fully as if such holder of a participation were a direct creditor of the Borrower in the amount of such participation.

          SECTION 9.05.  Amendments and Waivers.  Any
provision of this Agreement or the Notes may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower and the Required Banks (and, if the rights or duties of the Agent, the Co-Agent or the LC Issuing Banks are affected thereby, by the Agent, the

Co-Agent or the LC Issuing Banks, as the case may be); provided that no such amendment or waiver shall, unless signed by all the Banks, (i) increase or decrease the Commitment of any Bank (except for a ratable decrease in the Commitments of all Banks) or subject any Bank to any additional obligation, (ii) reduce the principal of or rate of interest on any Loan or Reimbursement Obligation or any fees hereunder, (iii) postpone the date fixed for any payment of principal of or interest on any Loan or Reimbursement Obligation or any fees hereunder or for any termination or scheduled reduction of any Commitment or (iv) change the percentage of the Commitments, the Outstanding Credit Exposures or the Outstanding LC Exposures or of the aggregate unpaid principal amount of the Loans, or the number of Banks, which shall be required for the Banks or any of them to take any action under this Section or any other provision of this Agreement.

          SECTION 9.06. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower shall not assign or otherwise transfer any of its rights under this Agreement (except pursuant to a merger permitted by clause
(B) of Section 5.05) without the prior written consent of all the Banks. Except pursuant to such a merger, the Borrower shall not assign or otherwise transfer any of its rights under the Security Agreement without the prior written consent of all the Banks.

          (b) Any Bank may at any time grant to one or more banks or other institutions (each a "Participant") partici-pating interests in its Commitment or any or all of its Loans or its Outstanding LC Exposure. In the event of any such grant by a Bank of a participating interest to a Participant, whether or not upon notice to the Borrower and the Agent, such Bank shall remain responsible for the performance of its obligations hereunder, and the Borrower and the Agent shall continue to deal solely and directly with such Bank in connection with such Bank's rights and obligations under this Agreement and the Security Agreement.
Any agreement pursuant to which any Bank may grant such a participating interest shall provide that such Bank shall retain the sole right and responsibility to enforce the obligations of the Borrower under this Agreement and the Security Agreement including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement or the Security Agreement;
provided that such participation agreement may provide that such Bank will not agree to any amendment, modification or waiver of this Agreement described in clause (i), (ii) or

(iii) of Section 9.05 or any amendment, modification or waiver of the Security Agreement described in the proviso to
Section 22 thereof without the consent of the Participant. The Borrower agrees that each Participant shall, to the extent provided in its participation agreement, be entitled to the benefits of Article VIII with respect to its participating interest. An assignment or other transfer which is not permitted by subsection (c) or (d) below shall be given effect for purposes of this Agreement only to the extent of a participating interest granted in accordance with this subsection (b).

          (c) Any Bank may at any time assign to one or more banks or other institutions (each an "Assignee") all, or a proportionate part of all, of its rights and obligations under this Agreement and the Notes, and such Assignee shall assume such rights and obligations, pursuant to an Assignment and Assumption Agreement in substantially the form of Exhibit E hereto (an "Assignment and Assumption Agreement") executed by such Assignee and such transferor Bank, with (and subject to) the subscribed consent of the Borrower, the LC Issuing Banks and the Agent (which consents shall not be unreasonably withheld); provided that (i) if an Assignee is another Bank or is an Affiliate of such transferor Bank, no such consent shall be required and (ii) outstanding Money Market Loans shall be excluded from any such assignment. No assignment of a proportionate part of the rights and obligations of a Bank under this Agreement and the Notes may be made unless the "Assigned Amount" set forth in the related Assignment and Assumption Agreement equals or exceeds $5,000,000. Upon execution and delivery of an Assignment and Assumption Agreement and payment by such Assignee to such transferor Bank of an amount equal to the purchase price agreed between such transferor Bank and such Assignee, such Assignee shall be a Bank party to this Agreement and shall have all the rights and obligations of a Bank with a Commitment as set forth in such Assignment and Assumption Agreement, and the transferor Bank shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by any party shall be required. Upon the consummation of any assignment pursuant to this subsection (c), the transferor Bank, the Agent and the Borrower shall make appropriate arrangements so that, if required, a new Note is issued to the Assignee. In connection with any such assignment, the transferor Bank shall pay to the Agent an administrative fee for processing such assignment in the amount of $2,500. If the Assignee is not incorporated under the laws of the United States of America or a state thereof, it shall deliver to the Borrower and the Agent certification as to whether and to what extent it is exempt from deduction or withholding of United States federal income taxes, as required by Section 8.04.

          (d) Any Bank may at any time assign all or any portion of its rights under this Agreement and its Note to a Federal Reserve Bank. No such assignment shall release the transferor Bank from its obligations hereunder.

          (e) No Assignee, Participant or other transferee of any Bank's rights shall be entitled to receive any greater payment under Section 8.03 or 8.04 than such Bank would have been entitled to receive with respect to the rights transferred, unless such transfer is made with the Borrower's prior written consent or by reason of the provisions of Section 8.02, 8.03 or 8.04 requiring such Bank to designate a different Applicable Lending Office under certain circumstances or at a time when the circumstances giving rise to such greater payment did not exist.

          (f) If any Reference Bank assigns its Note to an unaffiliated institution, the Agent shall, with the consent of the Borrower and the Required Banks, appoint another Bank to act as a Reference Bank hereunder.

           SECTION 9.07.  Confidentiality.  Each of the
Agent, the Co-Agent, the LC Issuing Banks and the Banks agrees to exercise all reasonable efforts to keep any proprietary or financial information delivered or made available by the Borrower to it, which is clearly indicated to be confidential information, confidential from anyone other than (x) the officers, directors and employees of the Agent, the Co-Agent, any Bank or LC Issuing Bank or any of their respective Affiliates who have a need to know such information in accordance with customary banking practices and (y) agents of, or persons retained by, the Agent, the Co-Agent or any Bank or LC Issuing Bank who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans, and who, in the case of (x) and (y), receive such information having been made aware of the restrictions set forth in this Section; provided that nothing herein shall prevent the Agent, the Co-Agent or any Bank or LC Issuing Bank from disclosing such information (i) to the Agent, the Co-Agent or any Bank or LC Issuing Bank in connection with the transactions contemplated by this Agreement or the Security Agreement,
(ii) upon the order of any court or administrative agency or otherwise pursuant to subpoena or similar procedure or in accordance with law, (iii) upon the request or demand of any regulatory agency or authority having jurisdiction over the Agent, the Co-Agent or any Bank or LC Issuing Bank, (iv) which has been publicly disclosed, (v) to the extent reasonably required in connection with any litigation to which the Agent, the Co-Agent, any Bank or LC Issuing Bank or their respective Affiliates may be a party, (vi) to the Agent's, the Co-Agent's or any Bank's or LC Issuing Bank's legal counsel and independent auditors, (vii) to any actual or proposed Participant or Assignee of all or part of such Bank's rights hereunder which has agreed in writing to be bound by the provisions of this Section 9.07, (viii) in connection with the exercise of any remedy hereunder or under the Security Agreement and (ix) with the prior written consent of the Borrower. The Agent, the Co-Agent and each Bank and LC Issuing Bank shall attempt in good faith, to the extent permitted by applicable law, (i) to notify the Borrower of any disclosure of such information referred to in clause (ii) of the preceding sentence and (ii) upon a reasonable and timely request by the Borrower, apply (at the Borrower's expense) for an appropriate protective order to preserve the confidentiality of such information or limit the disclosure thereof.

          SECTION 9.08.  Governing Law; Submission to
Jurisdiction. This Agreement and each Note shall be governed by and construed in accordance with the laws of the State of New York. The Borrower hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Borrower irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

          SECTION 9.09. Counterparts; Integration. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

          IN WITNESS WHEREOF, the undersigned parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                           PACIFICORP HOLDINGS, INC.


                           By ____________________________
                              Title:

                           700 N.E. Multnomah, Suite 1600
                           Portland, Oregon  97232-4116
                           Facsimile number: 503-731-2092


Commitments
- -----------

$20,000,000              MORGAN GUARANTY TRUST COMPANY
                           OF NEW YORK


                         By __________________________
                            Title:


$20,000,000              J. P. MORGAN DELAWARE


                         By __________________________
                            Title:


$40,000,000              BANK OF AMERICA NATIONAL TRUST
                           AND SAVINGS ASSOCIATION



                         By __________________________
                            Title:


$40,000,000              ABN AMRO BANK N.V.



                         By __________________________
                            Title:

$40,000,000              CANADIAN IMPERIAL BANK
                           OF COMMERCE, NEW YORK AGENCY



                         By __________________________
                            Title:

$40,000,000              FIRST INTERSTATE BANK
                           OF OREGON, N.A.


                         By __________________________
                            Title:


$40,000,000              UNITED STATES NATIONAL BANK
                           OF OREGON


                         By __________________________
                            Title:


$25,000,000              THE BANK OF NEW YORK



                         By __________________________
                            Title:


$25,000,000              CREDIT SUISSE



                         By __________________________
                            Title:


                         By __________________________
                            Title:


$25,000,000              FUJI BANK



                         By __________________________
                            Title:

$25,000,000              THE INDUSTRIAL BANK OF JAPAN,
                           LIMITED



                         By __________________________
                            Title:


$20,000,000              BANK OF HAWAII



                         By __________________________
                            Title:


$20,000,000              THE BANK OF NOVA SCOTIA



                         By __________________________
                            Title:


$20,000,000              THE BANK OF TOKYO, LTD.



                         By __________________________
                            Title:


$20,000,000              CHEMICAL BANK



                         By __________________________
                            Title:


$20,000,000              CITIBANK, N.A.



                         By __________________________
                            Title:

$20,000,000              THE LONG TERM CREDIT BANK
                           OF JAPAN, LTD.



                         By __________________________
                            Title:


$20,000,000              NATIONAL WESTMINSTER BANK PLC



                         By __________________________
                            Title:


$20,000,000              THE SUMITOMO BANK, LIMITED



                         By __________________________
                            Title:


Total Commitments

$500,000,000
============

                         MORGAN GUARANTY TRUST COMPANY
                           OF NEW YORK, as Agent


                         By __________________________
                              Title:

                         60 Wall Street
                         New York, New York  10260
                         Attention:  Loan Department
                         Telex number: 177615

                         BANK OF AMERICA NATIONAL TRUST
                           AND SAVINGS ASSOCIATION, as
                           Co-Agent


                         By __________________________
                              Title:

                         1455 Market Street,
                         12th Floor
                         San Francisco, California  94103
                         Attention:  Kevin Leader,
                                     Vice President,
                                     Global Agency #5596
                         Facsimile:  (415) 622-4894
                         Telephone:  (415) 953-0108

               SCHEDULES AND EXHIBITS OMITTED